UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

SPECTRALINK CORPORATION

(Name of Subject Company)

SPECTRALINK CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

847580107

(CUSIP Number of Class of Securities)

John H. Elms

President and Chief Executive Officer

5755 Central Avenue

Boulder, CO 80301

(303) 440-5330

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Mark A. Leahy, Esq.

Robert A. Freedman, Esq.

R. Gregory Roussel, Esq.

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

(650) 988-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. Subject Company Information.

(a) The name of the subject company is SpectraLink Corporation, a Delaware corporation (the “Company” or “SpectraLink”). The principal executive offices of the Company are located at 5755 Central Avenue, Boulder, Colorado 80301, and the telephone number is (303) 440-5330.

(b) The title of the class of equity securities to which this Solicitation/Recommendation statement on Schedule 14D-9 (together with any Exhibit or Annex hereto, this “Statement”) relates is the Company’s Common Stock, par value $0.01 per share (the “Common Stock”). As of February 7, 2007, there were 19,525,060 shares of Common Stock issued and outstanding, and an additional 2,898,104 shares subject to issuance pursuant to outstanding stock options.

ITEM 2. Identity and Background of Filing Person.

(a) Name and Address of Person Filing this Statement. The Company’s name, address and business telephone number are set forth in Item 1(a) above, which information is incorporated herein by reference, and the Company is the person filing this Statement.

(b) Tender Offer of the Offeror. This statement relates to a tender offer by Spyglass Acquisition Corp., a Delaware corporation (the “Offeror”) and wholly-owned subsidiary of Polycom, Inc., a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated February 20, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $11.75 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 20, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 7, 2007 by and among the Offeror, Parent and the Company (as such agreement may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the “DGCL”), the Offeror will merge with and into the Company (the “Merger”) and each share of Common Stock that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than shares of Common Stock that are held by (a) the Offeror, Parent and the Company which will be cancelled, and (b) stockholders, if any, who properly exercise their appraisal rights under the DGCL). Following the effective time of the Merger (the “Effective Time”), the Company will continue as a wholly-owned subsidiary of Parent (the Company after the Effective Time hereinafter referred to as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and the Offeror is 4750 Willow Road, Pleasanton, California 94588, and their telephone number is (925) 924-6000.

ITEM 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule 14D-9 (the “Information Statement”) as Annex I or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Parent, the Offeror or their executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the

“Exchange Act”), and Rule 14f-1 issued under the Exchange Act in connection with the Offeror’s right (after acquiring a majority of the Common Stock, as determined in accordance with the Merger Agreement, pursuant to the Offer) to designate persons to the Board of Directors of the Company (the “Company Board”) other than at a meeting of the stockholders of the Company (such time hereinafter referred to as the “Appointment Time”). The Information Statement is incorporated herein by reference.

(a) Arrangements with Executive Officers and Directors of the Company.

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

Cash Consideration Payable Pursuant to the Offer.

If the non-employee directors (Anthony V. Carollo, Jr., Carl D. Carman, Gerald J. Laber and Werner P. Shmücking) and executive officers (John H. Elms, Masood Garahi, John A. Kelley, Ole Lysgaard Madsen, Leah Maher, and Ernest J. Sampias) of the Company were to tender the shares of Common Stock they own for purchase pursuant to the Offer as they have agreed pursuant to the Tender and Voting Agreements (as defined below), they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. Any outstanding shares of Common Stock not tendered in the Offer will be cancelled and converted in the Merger into the right to receive the Offer Price, without interest. As of February 7, 2007, the Company’s directors and executive officers owned in the aggregate 116,296 shares of Common Stock (excluding shares issuable upon the exercise of options to purchase Common Stock). If the directors and executive officers were to tender all of their shares of Common Stock for purchase pursuant to the Offer, and those shares of Common Stock were purchased by the Offeror at the Offer Price, the directors and executive officers would receive an aggregate of $1,366,478 in cash, without interest and less any required withholding taxes.

Acceleration of Director or Officer Restricted Stock Awards.

The vesting of each outstanding share of restricted Common Stock subject to a right of repurchase or subject to forfeiture issued under any of the Company’s stock option and equity incentive plans will accelerate in full, and any right of repurchase with respect to that share of restricted Common Stock shall fully lapse, immediately prior to the acceptance for payment of Common Stock tendered in the Offer. As of February 7, 2007, the Company’s directors and executive officers held in the aggregate 37,500 restricted stock awards of Common Stock, none of which were vested and exercisable as of that date.

Acceleration of Director and Officer Options.

Pursuant to the Merger Agreement, Parent will not assume any outstanding stock options. The vesting of each outstanding stock option to purchase shares of Common Stock, issued under any of the Company’s stock option and equity incentive plans, will accelerate in full immediately upon the acceptance for payment of Common Stock tendered in the Offer. Upon the closing of the Merger, each such stock option, to the extent not exercised, will terminate and be converted into the right to receive cash in an amount equal to the number of shares of Common Stock subject to such stock option multiplied by the difference of $11.75 minus the exercise price per share of such stock option, subject to applicable withholding taxes. As of February 7, 2007, the Company’s directors and executive officers held in the aggregate options to purchase 1,380,000 shares of Common Stock, 874,158 of which were vested and exercisable as of that date, with exercise prices ranging from $8.35 to $22 per share and an aggregate weighted average exercise price of $13.96 per share.

Employee Stock Purchase Plan.

Also, the Merger Agreement provides that each outstanding purchase right under the Company’s employee stock purchase plans shall be cancelled and automatically converted into the right to receive at the closing of the

Merger from the Parent, for each share issuable under such purchase right, an amount (subject to any applicable withholding tax) in cash equal to the product of (i) the number of shares issuable to the holder (including SpectraLink’s executive officers) of such purchase right had such purchase right been exercised immediately prior to the closing of the Merger and (ii) $11.75.

Director and Officer Indemnification and Insurance.

Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has adopted provisions in its bylaws that provide for indemnification of its officers and directors and the advancement of expenses for defending a lawsuit to the full extent permitted under Delaware law. In addition, the Company has entered into agreements to indemnify its directors and executive officers. These agreements provide for indemnification of the Company’s directors and executive officers for some types of expenses, including attorney’s fees, judgments, fines, and settlement amounts incurred by persons in any action or proceeding, including any action by or in the right of the Company, arising out of their services as the Company’s director or executive officer. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. The description of the indemnification agreements entered into with the Company’s directors and officers is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(3), which is incorporated herein by reference.

Parent shall (and shall cause the Surviving Corporation and its subsidiaries to) honor and fulfill in all respects the obligations of the Company and its subsidiaries under any and all indemnification agreements in effect immediately prior to the Appointment Time between the Company or any of its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its subsidiaries prior to the Appointment Time (the “Indemnified Parties”) with respect to any action, suit or proceeding commenced during the period commencing with the Appointment Time and ending six (6) years following the Effective Time. In addition, for the period commencing with the Appointment Time and ending six (6) years following the Effective Time, Parent shall (and shall cause the Surviving Corporation and its subsidiaries to) cause the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, advancement of expenses and exculpation that are at least as favorable as the indemnification, advancement of expenses and exculpation provisions contained in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its subsidiaries immediately prior to the Appointment Time, and during such period, such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who were covered by such provisions, except as required by law.

For a period commencing with the Appointment Time and ending six (6) years after the Effective Time, Parent and the Surviving Corporation have agreed to maintain directors’ and officers’ liability insurance covering each person covered by the Company’s directors’ and officers’ liability insurance immediately prior to the Effective Time, on terms no less favorable than those currently applicable to them; provided, that, Parent and the Surviving Corporation shall not be obligated to pay an annual premium in excess of 200% of the current annual premium; provided further, that if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

Change of Control Agreements with Current Executive Officers.

The following executive officers of the Company entered into change of control agreements with the Company on the dates listed in the following table:

NAME	POSITION	DATE OF AGREEMENT
John H. Elms	President and Chief Executive Officer	April 12, 2006; amended and restated on February 7, 2007

John A. Kelley	Executive Vice President, Operations	April 12, 2006; amended and restated on February 7, 2007

Masood Garahi	Executive Vice President, Engineering and Chief Technology Officer	April 12, 2006; amended and restated on February 5, 2007

Ernest J. Sampias	Chief Financial Officer and Executive Vice President, Finance and Administration	May 15, 2006

Ole Lysgaard Madsen	Executive Vice President, International	January 3, 2006; amended on January 31, 2007 (part of his employment agreement with the Company)

Leah Maher	Executive Vice President and General Counsel	April 12, 2006; amended and restated on February 5, 2007

These change of control agreements for each officer named above other than Mr. Madsen, provide that upon the involuntary termination (including resigning for good reason) or termination of such officer’s employment as a result of disability or death within 12 months following a change of control of the Company, such officer will be entitled to (i) severance pay equal to one times the sum of his or her annual base salary, (ii) 100% of such officer’s target annual incentive compensation (including any applicable quarterly incentives assuming 100% achievement), (iii) for the year in which the date of termination occurs, continued coverage under the Company’s health, life, dental and other insurance programs for the 12-month severance pay period, (iv) immediate accelerated vesting of all stock options to purchase Common Stock and any repurchase right of the Company shall lapse with respect to shares of restricted stock held by him or her at the time of termination, and (v) if any of the payments above constitute “parachute payments” within the meaning of 280G of the Internal Revenue Code, then such officer will receive a payment sufficient to pay such excise tax (“280G gross-up payment”) and an additional payment sufficient to pay any Section 280G excise taxes and federal or state income taxes arising from the 280G gross-up payment. The Service Agreement entered into by Mr. Madsen provides that in the event of a change of control, Mr. Madsen will receive an additional three (3) months notice prior to the termination of such agreement. The consummation of the Offer and Merger would constitute a change of control under each of these officers’ change of control agreements. The change of control agreement entered into by each of Messrs. Elms, Kelley, Garahi and Ms. Maher is substantially similar to the form of the change of control agreement filed as Exhibit (e)(4) hereto and the above description of their change of control agreements is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference. The change of control agreement entered into by Mr. Sampias is filed as Exhibit (e)(5) hereto and the above description of his change of control agreement is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference. The employment agreement entered into by Mr. Madsen is filed as Exhibit (e)(6) hereto and the above description of his employment agreement is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

In February 2007, the Company amended the above-mentioned change of control agreements (except for the agreements with each of Mr. Sampias and Mr. Madsen) to clarify the terms of the 280G gross-up payments contained in the agreements.

Employment Agreements between Current Executive Officers and Parent.

John H. Elms entered into an offer letter with Parent dated February 5, 2007 for continued employment for three months following the closing of the Merger between the Company and the Offeror at his current base salary and a bonus in an amount equal to 70% of his base salary, prorated during the continued employment term. The offer letter provides that Mr. Elms acknowledges that during his employment term he will not invoke the involuntary termination for good reason provision in his amended and restated change of control agreement with the Company, dated February 7, 2007. In addition to his current base salary earned during the continued employment term, Mr. Elms will receive a retention bonus in an amount equal to 50% of his daily base salary for every day of service to Parent during the continued employment term. At the end of the employment term or if Parent terminates Mr. Elms’ employment for reasons other than cause prior to the end of the employment term, Mr. Elms will be entitled to benefits similar to the benefits described in his amended and restated change of control agreement with the Company, dated February 7, 2007.

John A. Kelley entered into an offer letter with Parent dated February 5, 2007 for continued employment through December 31, 2007 at his current base salary and a bonus in an amount equal to 45% of his base salary, prorated during the continued employment term. The offer letter provides that Mr. Kelley acknowledges that during his employment term he will not invoke the involuntary termination for good reason provision in his amended and restated change of control agreement with the Company, dated February 7, 2007. In addition to his current base salary earned during the continued employment term, Mr. Kelley will receive a retention bonus in an amount equal to 50% of daily base salary for every day of service to Parent during the continued employment term. At the end of the employment term or if Parent terminates Mr. Kelley’s employment for reasons other than cause prior to the end of the employment term, Mr. Kelley will be entitled to benefits similar to the benefits described in his amended and restated change of control agreement with the Company, dated February 7, 2007.

Masood Garahi entered into an offer letter with Parent dated February 15, 2007 for continued employment for three months following the closing of the Merger between the Company and the Offeror. The offer letter provides that Mr. Garahi acknowledges that during his employment term he will not invoke the involuntary termination for good reason provision in his amended and restated change of control agreement with the Company, dated February 5, 2007. At the end of the employment term or if Parent terminates Mr. Garahi’s employment for reasons other than cause prior to the end of the employment term, Mr. Garahi will be entitled to benefits similar to the benefits described in his amended and restated change of control agreement with the Company, dated February 5, 2007. In addition to his current base salary earned during the continued employment term, and a bonus in an amount equal to 35% of his base salary, prorated during the continued employment term, Mr. Garahi will earn a bonus in an amount equal to 100% of his daily base salary for every day of service to Parent. Mr. Garahi and Parent expect to sign a Termination of Employment Agreement and Release at the conclusion of Mr. Garahi’s three-month employment term with Parent. The Termination of Employment Agreement and Release contains a non-competition and non-solicitation clause, restricting Mr. Garahi’s ability to provide services to other parties for a one-year period following his termination with Parent.

Ernest J. Sampias entered into an offer letter with Parent dated February 5, 2007 for continued employment for three months at his current base salary and a bonus in an amount equal to 35% of his base salary, prorated during the continued employment term, following the closing of the Merger between the Company and the Offeror. The offer letter provides that Mr. Sampias acknowledges that during his employment term he will not invoke the involuntary termination for good reason provision in his change of control agreement with the Company, dated May 15, 2006. In addition to his current base salary earned during the continued employment term, Mr. Sampias will receive a retention bonus in an amount equal to 50% of his daily base salary for every day of service to Parent during the continued employment term. At the end of the employment term or if Parent terminates Mr. Sampias’s employment for reasons other than cause prior to the end of the employment term, Mr. Sampias will be entitled to benefits similar to the benefits described in his change of control agreement with the Company, dated May 15, 2006.

Leah Maher was not offered an employment letter with Parent.

Ole Lysgaard Madsen entered into a Stay-on and Severance Agreement with Parent on February 7, 2007 for continued employment for the three-month period following the closing of the Merger between the Company and the Offeror. Immediately following the close of the Merger, Mr. Madsen will receive 21 months salary in a lump-sum payment. Mr. Madsen agreed to refrain from any competitive activity for twelve months following the three-month period of continued employment. Following the expiration of the additional three-month period, Mr. Madsen’s employment will be terminated. Mr. Madsen had an employment agreement with the Company dated January 3, 2006, as amended, with similar terms.

(b) Arrangements with the Offeror and Parent.

Merger Agreement.

The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. This summary is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit (e)(1) and is incorporated herein by reference.

Tender and Voting Agreements.

The summary of the Tender and Voting Agreements, dated as of February 7, 2007, by and between Parent and the non-employee directors (Anthony V. Carollo, Jr., Carl D. Carman, Gerald J. Laber and Werner P. Shmücking) and executive officers (John H. Elms, Masood Garahi, John A. Kelley, Ole Lysgaard Madsen, Leah Maher and Ernest J. Sampias) of the Company (the “Tender and Voting Agreements”) contained in Section 13 of the Offer to Purchase is incorporated herein by reference. This summary is qualified in its entirety by reference to the form of Tender and Voting Agreement, which is filed as Exhibit (e)(2) and is incorporated herein by reference.

Confidentiality Agreement.

Effective May 24, 2006, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”). Each party agreed that any information furnished to it or its representatives, whether before or after the date of the Confidentiality Agreement, would be kept confidential and used only for purposes of evaluating a possible transaction and disclosed only to the representatives of the party as may be required by law or with the written consent of the other party. Parent agreed that it will not, and would cause its directors, officers, employees, and affiliates not to on its behalf, directly or indirectly: acquire or seek to acquire in any manner beneficial ownership of any of the Company’s securities or assets, including rights or options; seek to influence in any manner the management, the Company Board, governing instruments or policies or affairs of the Company; make a request to amend or waive provisions of the Confidentiality Agreement; or make any public disclosure, or take any action which could require the Company to make any public disclosure with respect to the matters above, until the earlier of two years from the date of the Confidentiality Agreement, or the occurrence of certain events described in the Confidentiality Agreement. Subject to specified exceptions, for a period of 12 months from the date of the Confidentiality Agreement, each of the Company and Parent agreed not to solicit the employment of or hire any officer or senior manager of the other party.

Standstill Agreement.

On August 17, 2006, Parent and the Company entered into a standstill agreement whereby Parent agreed, for six months, to refrain from acquiring or attempting to acquire, directly or indirectly, shares of the Company and from taking related actions without the Company’s prior written consent.

Exclusivity Letter Agreement.

Effective December 15, 2006, Parent and the Company executed an exclusivity letter agreement that provided that the Company would cease and refrain until January 31, 2007 from discussions with all other parties regarding any acquisition of the Company.

ITEM 4. The Solicitation or Recommendation.

(a) Recommendation.

At a meeting held on February 6, 2007, the Company Board unanimously: (1) determined that the Merger Agreement is advisable; (2) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are in the best interests of the Company and its stockholders; (3) approved the Merger Agreement and the transactions contemplated thereby and the Tender and Voting Agreements; and (4) resolved to recommend that the Company stockholders accept the Offer and tender their Common Stock thereunder and adopt the Merger Agreement.

A letter to the stockholders communicating the Company Board’s recommendation is filed herewith as Exhibit (a)(2)(A) and is incorporated herein by reference in its entirety.

(b) Background and Reasons for the Recommendation.

Background of the Merger.

The Company Board and senior management periodically reviews changes and developments in the enterprise wireless industry and the Company’s strategic position within it. From time to time, the Company Board and senior management explored various potential strategic transactions to improve the Company’s market position and increase stockholder value.

On March 22, 2006, Sunil Bhalla, Senior Vice President and General Manager, Voice Communications for Parent, was contacted by John Elms, President and Chief Executive Officer of Company, to explore potential areas for collaboration.

On March 29, 2006, Mr. Bhalla spoke with Mr. Elms to discuss an original equipment manufacturing, or OEM, relationship and the possibility of a strategic transaction.

On April 6, 2006, Mr. Bhalla communicated to Mr. Elms that Parent would be interested in having further dialogue and in-person meetings.

Between April 6, 2006 and April 28, 2006, Mr. Bhalla and Mr. Elms communicated from time to time regarding the scheduling of an in-person meeting and the topics for discussion in such a meeting.

In early April 2006, in the course of conversations with representatives from Company A, Company A also indicated that they might be interested in a strategic transaction with the Company.

In response to this interest, on April 10, 2006, Mr. Elms, requested Q Advisors LLC, or Q Advisors, an investment bank the Company had under engagement since April 2005, to begin confidentially contacting a select group of 11 parties, in addition to Parent and Company A, to determine if there was any interest in a strategic transaction with the Company.

Between April 12, 2006 and May 22, 2006, Q Advisors contacted these 13 parties about their potential interest in a strategic transaction involving the Company. During this period, three of the contacted parties expressed initial interest in further exploring a potential acquisition of the Company. As some of the companies expressed further interest, the Company executed non-disclosure agreements with some of these parties before advancing discussions any further.

On April 28, 2006, Mr. Elms met with representatives from Parent, including Robert Hagerty, Parent’s Chairman of the Board, Chief Executive Officer and President; Michael Kourey, Parent’s Senior Vice President, Finance and Administration, Chief Financial Officer and Director; and Mr. Bhalla, to discuss a potential strategic transaction.

Between April 28 and August 1, 2006, Mr. Bhalla and Mr. Elms periodically discussed the possibility of entering into a strategic transaction.

On, May 12, 2006, Q Advisors contacted an additional company, referred to as Company B, regarding a potential strategic transaction with the Company. After these discussions, the Company and Company B signed a non-disclosure agreement on July 8, 2006.

On May 22, 2006, Q Advisors contacted an additional company, hereafter referred to as Company C. the Company and Company C signed a non-disclosure agreement on May 26, 2006.

On May 23, 2006, the Company Board held a meeting. A representative of Fenwick & West LLP, or Fenwick & West, the Company’s outside legal counsel was present. The representative of Fenwick & West gave a presentation on the Company Board fiduciary duties to its stockholders when considering a strategic transaction and a discussion ensued. The Company Board considered the Company’s strategic position within the enterprise wireless industry and potential strategic transactions with the parties with whom the Company’s management had met and concluded that the Company was significantly undervalued at the time and directed senior management to continue executing the current strategic and operating plans in lieu of seeking a strategic transaction at that time. Accordingly, the Company suspended discussions regarding a potential acquisition of the Company with all interested parties except for Parent and Company A, since these two parties had initiated discussions with the Company.

On July 24, 2006, executives of the Company met with representatives of Company A in Boulder, Colorado to conduct initial business, financial and legal diligence review of the Company and discuss a potential strategic transaction between the companies.

On August 1, 2006, executives of the Company met with executives of Parent in Boulder, Colorado to conduct initial business, financial, and legal diligence review of the Company and to discuss a potential strategic transaction between the companies.

On August 8, 2006, Parent and the Company entered into a confidentiality agreement with an effective date of May 24, 2006 in connection with further discussions about a potential business combination.

On August 16, 2006, Company B informed Q Advisors that they were no longer interested in further pursuit of a possible acquisition of the Company.

On August 17, 2006, a representative of Company A informed Q Advisors that although they were potentially interested in a strategic transaction with the Company, they felt that the Company’s per share market price at the time fairly valued the Company, and therefore indicated that they would only be willing to offer a small premium to the current per share market price.

On August 17, 2006, Parent and the Company entered into a standstill agreement whereby Parent agreed, for six months, to refrain from acquiring or attempting to acquire, directly or indirectly, shares of the Company and from taking related actions without the Company’s prior written consent.

On August 18, 2006, a representative of Company A reiterated to Mr. Elms the message received by Q Advisors the day before regarding Company A’s interest in a strategic transaction with the Company. Specifically, it was noted that Company A was potentially interested in an acquisition of the Company, but could not offer more than a 25% premium to the Company’s current per share market price was the best offer they would be able to make.

On August 23, 2006, Mr. Kourey spoke with Ernest Sampias, the Company’s Executive Vice President and Chief Financial Officer and Leah Maher, the Company’s Executive Vice President and General Counsel, about conducting in-person diligence meetings. Mr. Kourey also provided the Company with a list of requested diligence materials.

On August 28, 2006, Mr. Hagerty, Mr. Kourey, Mr. Bhalla and other representatives of Parent met with Mr. Elms, Mr. Sampias, Ms. Maher and other Company representatives, and representatives of the Company gave presentations regarding financial and technical aspects of the Company’s business to representatives of Parent and representatives of Cowen and Company, LLC, or Cowen, Parent’s financial advisor, at an off-site location near Parent’s headquarters in Pleasanton, California.

On August 30, 2006, the Company Board held a meeting with members of the Company’s senior management, representatives of Q Advisors and a representative of Fenwick & West present. Among other items, Mr. Elms updated the Company Board on the status of discussions with the remaining parties potentially interested in acquiring the Company. Q Advisors delivered a presentation regarding the strategic alternatives, including taking the Company private and/or soliciting interest from private equity firms and a discussion ensued. The Company Board authorized Mr. Elms to pursue follow-up meetings with Parent and Company A to answer any remaining questions they might have in connection with their preparation of an offer relating to a potential strategic transaction with the Company.

On September 1, 2006, Mr. Elms, Ms. Maher and Mr. Sampias, along with representatives of Q Advisors, financial advisors to the Company, met with Mr. Hagerty, Mr. Kourey and Mr. Bhalla of Parent and representatives of Cowen at an off-site location in San Ramon, California. At this time, Parent delivered a non-binding proposal to acquire all the outstanding shares of the Company at a range of per share price from $10.75 to $11.25, subject to customary conditions. Later on September 1, 2006, Mr. Elms stated to Mr. Bhalla that this range did not represent a price that the Company Board deemed acceptable at the time.

On September 6, 2006, Q Advisors notified Cowen to reiterate that the Company had rejected Parent’s non-binding proposal.

On September 15, 2006, Parent delivered a letter acknowledging Company’s rejection of the non-binding proposal and terminating discussions with the Company.

From September 2006 through December 7, 2006, Mr. Elms and representatives of Q Advisors conducted ongoing discussions with representatives of Parent and representatives of Cowen, respectively, regarding Parent’s continued interest in a strategic transaction with the Company and about the disparity in the per share price that Parent may be willing to pay for the outstanding shares of the Company and the per share price that the Company would be willing to accept.

On October 18, 2006, Mr. Elms contacted Mr. Bhalla to continue the discussions about Parent’s and the Company’s businesses, and a possible strategic transaction between the companies.

On November 18, 2006, Mr. Bhalla informed Mr. Elms via telephone that Parent would be able to increase the price per share it would be willing to pay to acquire all the outstanding shares of the Common Stock over the offer Parent previously indicated in September.

On November 30, 2006, the Company Board held a meeting with members of the Company senior management present for a portion of the meeting. Among other items, the Company Board discussed the status of the Company as a potential acquisition target and the Company Board’s opinion of an acceptable valuation range for the Company.

On December 7, 2006, Mr. Bhalla met with Mr. Elms to discuss re-engaging in discussions regarding a potential business combination. Mr. Bhalla made a non-binding proposal regarding an offer with a purchase price of $12.40 per share for all the shares of Common Stock, subject to customary conditions.

On December 11, 2006, Messrs. Kourey and Bhalla held a call with Mr. Elms to discuss the due diligence process.

On December 11, 2006, Parent provided the Company with a draft exclusivity letter, which contained provisions whereby the Company agreed to cease and refrain from discussions with all other parties regarding any acquisition of the Company as a condition to proceeding with discussions with Parent.

On December 12, 2006, Mr. Kourey provided Mr. Elms with a list of requested information and topics for a due diligence meeting.

On December 13, 2006, the Company Board convened a meeting with members of the Company’s senior management and a representative of Fenwick & West present to discuss the oral indication made by Parent to acquire the outstanding shares of the Company in an all-cash tender offer, and the terms of the exclusivity letter proposed by Parent in conjunction with the offer. Mr. Elms informed the Company Board that he was exchanging electronic communications with a representative of Company A regarding their interest in a strategic transaction with the Company. After discussion, the Company Board determined that the Company should begin the due diligence process with Parent under reasonable and customary terms and conditions and authorized Mr. Elms to negotiate the terms and conditions of the exclusivity letter with Parent substantially in the form of the draft agreement received and as discussed with the Company Board. The Company Board further determined that at this time the Company should terminate discussions with Company A regarding a possible strategic transaction. The Company Board also authorized and instructed the Company management to negotiate the terms and conditions of a possible strategic transaction with representatives of Parent, based on Parent’s preliminary offer of interest to acquire the outstanding shares of the Company for $12.40 per share in cash, subject to the Company Board approval of the terms and conditions of any related definitive agreements.

Between December 15, 2006 and January 31, 2007, Parent and outside advisors for Parent, including teams from Deloitte & Touche LLP, Parent’s outside financial and tax advisors, conducted a detailed diligence examination of the Company and its business both at various off-site and Company on-site locations in Colorado and telephonically with representatives of the Company and the Company’s outside advisors.

On December 15, 2006, Parent and the Company executed the exclusivity letter agreement that provided that the Company would cease and refrain until January 31, 2007 from discussions with all other parties regarding any acquisition of the Company.

On December 20, 2006, Parent’s legal advisors from Wilson Sonsini Goodrich & Rosati, Professional Corporation, or WSGR, provided the Company with a draft Merger Agreement. From December 20 until the execution of the Merger Agreement, the Company and Parent and their respective representatives exchanged drafts of the Merger Agreement and held extensive negotiations relating to the terms and conditions of the Merger Agreement.

On January 2 and 3, 2007, representatives of the Company, along with Q Advisors, held diligence examination sessions of Company and its business with representatives of Parent, Cowen, WSGR, and Deloitte & Touche at an off-site location in Westminster, Colorado.

Between January 4 and 16, 2007, Parent and its outside advisors continued their due diligence examination regarding Company and its business, which included meetings with other third party advisors and on-site meetings at Parent’s facilities and other locations.

On January 8, 2007, the Company Board convened a meeting with members of the Company’s senior management, representatives of each of Q Advisors and Fenwick & West present to update the status of the due diligence process with Parent and the negotiations of the Merger Agreement and other definitive agreements related to the strategic transaction. The representative of Fenwick & West provided a summary of the transaction and the open points in the negotiations with Parent, and a discussion ensued. The Company Board also engaged Avondale Partners LLC, or Avondale, to evaluate the fairness of the strategic transaction with Parent, from a financial point of view, to the stockholders of the Company.

On January 9, 2007 Mr. Elms reviewed the Company’s preliminary fourth quarter financial results with Mr. Kourey and Mr. Bhalla.

On January 11, 2007, representatives of Parent met with Mr. Elms and other representatives of the Company’s KIRK division to conduct due diligence in Århus, Denmark at an off-site location.

On January 12, 2007, WSGR distributed an initial draft of the Tender and Voting Agreement.

On January 16, 2007, representatives of Parent and the Company along with the parties’ respective legal advisors, held in-person discussions regarding the terms and conditions of the Merger Agreement. Following the meeting, WSGR and Fenwick & West, along with representatives of the management of Parent and the Company, continued to negotiate and discuss the terms of the Merger Agreement.

On January 16, 2007, representatives of Cowen informed representatives of Q Advisors that Parent intended to reduce its non-binding offer to a per share price between $11.00 and $11.25 based on the Company’s fourth quarter financial results.

On January 17, 2007, Mr. Kourey conveyed the reduced per share offer price to Mr. Elms.

On January 17, 2007, the Company Board convened a meeting with members of the Company’s senior management, representatives of each of Q Advisors and Fenwick & West present to discuss the reduced price range proposed by Parent. Representatives of Q Advisors updated the financial analysis they had previously provided the Company Board. After discussion of various aspects of the strategic transaction, the Company Board determined to decline Parent’s reduced offer.

On January 20, 2007, the Company Board convened a meeting with Mr. Elms to discuss the Company’s 2007 operating plan and any further discussions with Parent regarding the potential strategic transaction. The Company Board directed Mr. Elms to contact Mr. Kourey to discuss the Company’s valuation and to indicate to Mr. Kourey the per share price at which the Company would consider an offer from Parent.

On January 20, 2007, Mr. Elms informed Mr. Kourey that the Company would consider an offer from Parent at a per share price of $12.00. Parent rejected this proposal.

On January 22, 2007, Mr. Kourey and Mr. Elms further discussed the reduced per share offer price and Mr. Elms provided reasons why he believed that the reduced per share offer price was not adequate.

On January 23, 2007, the Company Board convened a meeting with Mr. Elms to discuss Parent’s response and the per share prices at which the Company would consider a strategic transaction with Parent. The Company Board directed Mr. Elms to contact Mr. Kourey to discuss a revised per share price at which the Company would consider an offer from Parent.

On January 23, 2007, Mr. Elms informed Mr. Kourey that the Company would be willing to accept $11.75 per share if Parent was able to meet certain conditions and rapidly conclude the negotiations of the Merger Agreement and other definitive agreements. Parent confirmed the terms communicated by Mr. Kourey, including certain revised terms, in a non-binding letter directed to Mr. Elms later in the evening of January 23. Mr. Elms communicated to Mr. Kourey that the terms of the revised proposal were acceptable to the Company.

From January 23 through the execution of the Merger Agreement, representatives of Parent and its outside advisors resumed and concluded their due diligence examination regarding Company and its business.

On January 29, 2007, the Company’s and Parent’s management, along with representatives of the parties’ respective legal advisors, held telephonic discussions regarding the outstanding issues in the Merger Agreement. Following the meeting, representatives of WSGR and Fenwick & West, along with members of management of Parent and the Company, continued to negotiate and discuss the terms of the Merger Agreement.

On January 31, 2007, Mr. Kourey and Mr. Elms discussed the status of, and open issues relating to, outstanding employment and transition agreements.

Between February 3 and 6, 2007, representatives of Parent met with some of the key employees of the Company and negotiated employment agreements.

On February 6, 2007, the Company Board held a meeting to evaluate the proposed strategic transaction with Parent and the Merger Agreement and the other definitive agreements. Mr. Elms and a representative of Fenwick & West updated the Company Board on the status of the transaction and the resolution of the remaining key issues in the negotiations with Parent. The representative of Fenwick & West provided another summary of the Company Board’s fiduciary duties to its stockholders when considering a strategic transaction of this nature and a discussion ensued. Avondale discussed its analysis of the proposed strategic transaction with Parent and delivered to the Company Board its oral opinion, which was subsequently confirmed in writing, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $11.75 per share to be received by the Company stockholders was fair, from a financial point of view, to such stockholders. The Company Board considered the potential for strategic transactions with other parties and also discussed the Company’s future prospects as a stand-alone company. After extensive discussion and due consideration and based on the advice of its financial advisors and other factors, the Company Board determined that the Merger Agreement was advisable, and determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together were at a price and on terms that are in the best interests of the Company and its stockholders, approved and adopted the Merger Agreement and other definitive agreements and, in each case, the transactions contemplated by these agreements and the Tender and Voting Agreements and resolved to recommend that the Company stockholders accept the Offer and tender their Common Stock thereunder and adopt the Merger Agreement.

On February 7, 2007, representatives of the Company and Parent finalized the Merger Agreement and schedules thereto. The Company and Parent thereafter executed the Merger Agreement. Concurrently, each director and executive officer of the Company executed a Tender and Voting Agreement with Parent. On the same day, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement.

On February 20, 2007, in accordance with the Merger Agreement, Parent commenced the Offer for the outstanding shares of the Company.

Reasons for Recommendation.

In reaching its recommendation described above in paragraph (a) of this Item 4, the Company Board considered a number of factors, including the following:

•

Offer Price in Relation to Recent Trading Prices. The Company Board considered the relationship of the Offer Price to the recent market prices of the Common Stock. The Offer Price represents (a) a premium of approximately 37% over the $8.56 closing sale price of the Common Stock on The NASDAQ Global Market, or Nasdaq, on February 6, 2007, the last full trading day prior to the meeting of the Company Board to approve the Merger Agreement, and (b) a premium of approximately 33% over the average closing sales price of the Common Stock on the Nasdaq for the preceding four weeks.

•

Certainty of Consideration and Payment. The Company Board considered the fact that the Offer is an all cash tender offer and, therefore, the value of consideration that the Company’s stockholders will receive in the Offer is fixed and certain. The Company Board also considered Parent’s size and financial position and its ability to pay the Offer Price without the need for a financing condition.

•

The Company’s Operating and Financial Condition. The Company Board considered the current and historical financial condition and results of operations of the Company, as well as its near and long term prospects and strategic objectives, including the risks and uncertainties in achieving those prospects and objectives. In particular, the Company Board considered the Company’s revenues historically and expectations over the near and long term, the Company’s prospects for achieving sufficient revenue growth needed to offset its operating expenses, and the risks inherent in the Company’s business model, as well as other risks and uncertainties discussed in the Company’s filings with the SEC.

•

Strategic Alternatives. The Company Board considered the results of the process that had been conducted by the Company Board, with the assistance of senior management and Q Advisors, to evaluate the Company’s strategic alternatives. The process included an analysis of strategic alternatives available to the Company, including remaining an independent public company, taking the Company private and/or soliciting interest from private equity firms, and the possibility of acquisitions of, or mergers with, other companies in its industry, as well as the risks and uncertainties associated with these alternatives. The Company Board recognized the expenses associated with remaining a publicly held company, which are disproportionately high given its small capitalization, and the challenges of remaining competitive in the enterprise wireless industry given its current size.

•

Fairness Opinion. The Company Board considered the oral opinion of Avondale, which was subsequently confirmed in writing, dated as of February 6, 2007, to the effect that, as of such date, based upon and subject to the matters set forth therein, the consideration to be received by holders of shares of the Common Stock pursuant to the Offer and the Merger is fair, from a financial point of view, to such stockholders. A copy of this written opinion rendered by Avondale to the Company Board, setting forth the procedures followed, the matters considered and the assumptions made by Avondale in arriving at its opinion, is attached as Annex II to this Statement and is hereby incorporated in this Statement by reference. Stockholders are urged to read this opinion in its entirety. The Company Board was aware that Avondale became entitled to certain fees upon the delivery of its fairness opinion. See Item 5 of this Statement entitled “Persons/Assets Retained, Employed, Compensated or Used” for a discussion of the fees payable to Avondale.

•

Terms of the Merger Agreement. The Company Board considered the fact that the terms of the Merger Agreement were determined through arm’s length negotiations between the Company and its outside legal and financial advisors, on the one hand, and Parent, the Offeror and their legal and financial advisors, on the other. Among other provisions of the Merger Agreement considered important by the Company Board were:

•

the provision of the Merger Agreement that permits the Company Board to respond to unsolicited acquisition proposals that are reasonably likely to lead to a superior proposal, subject to customary conditions;

•

the “fiduciary out” provisions of the Merger Agreement that permit the Company Board, upon payment of a $7.6 million termination fee, to terminate the Merger Agreement to accept an unsolicited takeover proposal that the Company Board determines in good faith, after consultation with its outside legal and financial advisors, is necessary in order for the Company Board to comply with its fiduciary duties under applicable law;

•

the fact that the Merger Agreement provides for a prompt tender offer that consists of cash for all of the Company’s shares to be followed by a second step merger for the same cash consideration, thereby enabling the Company’s stockholders to obtain the benefits of the transaction at the earliest possible time; and

•	the absence of any financing condition.

•

Likelihood of Success. The Company Board considered the likelihood of satisfaction of all conditions to consummation of the Offer and the Merger and the likelihood of obtaining the required regulatory approvals.

•

Potential Volatility of Common Stock. The Company Board considered the possibility that future sales of Common Stock in the public market could lower the price of Common Stock and impair the Company’s ability to raise funds in any new stock offerings. As of February 7, 2007, the Company had approximately 19,525,060 outstanding shares of Common Stock that were subject to dilution by 2,898,104 shares of Common Stock that are issuable upon exercise of options to purchase Common Stock. The Company Board considered that sales of a substantial amount of Common Stock in the public market, or the perception that these sales may occur, could adversely affect the market price of the Common Stock prevailing from time to time in the public market and could impair the Company’s ability to raise funds in additional stock offerings.

•

Potential Conflicts of Interest. The Company Board was aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company’s officers, directors and affiliates, on the other hand, in the Offer and the Merger, as discussed in this Statement under Item 3 of this Statement entitled “Arrangements with Executive Officers and Directors of the Company.”

•

Appraisal Rights. The Company Board considered the availability of appraisal rights with respect to the Merger for stockholders who properly exercise their rights under Delaware law, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their Common Stock at the completion of the Merger.

The Company Board also considered certain negative factors, including the following:

•	the fact that the Company’s stockholders will generally be required to pay taxes on any gains that result from their receipt of the cash consideration in the Offer;

•

the fact that the stockholders would have no continuing equity interest in the Company following the proposed transaction and therefore would not participate in any potential future growth or earnings or any potential future transaction that might occur at a later time if the Company remained public;

•	the need to obtain certain regulatory approvals, such as approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); and

•

the existence of a $7.6 million termination fee payable in certain circumstances by the terms of the Merger Agreement that would make it more costly for another potential purchaser to acquire the Company, and could deter competing third party offers to acquire the Company.

The Company Board believes that, overall, the potential benefits of the Offer and the Merger to the Company stockholders outweigh the risks of the Offer and the Merger and provide the maximum value to stockholders. In analyzing the Offer and the Merger, the Company’s management and the Company Board were assisted and advised by Q Advisors, Avondale and Fenwick & West, who reviewed various financial, legal and other considerations in addition to the terms of the Merger Agreement.

The foregoing discussion of information and factors considered by the Company Board is not intended to be exhaustive, but is believed to include a summary of all of the material factors considered by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Company Board may have given different weights to different factors. In arriving at their respective recommendations, the members of the Company Board were aware of the interests of executive officers and directors of Company as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(c) Intent to Tender.

To the Company’s knowledge after reasonable inquiry, the Company and all of the Company’s executive officers, directors, affiliates and subsidiaries currently intend to tender all Common Stock held of record or beneficially owned (other than Common Stock held directly or indirectly by other public companies, as to which the Company has no knowledge) by them pursuant to the Offer and to vote in favor of the Merger. The foregoing does not include any Common Stock over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

In addition, all of the Company’s current executive officers and directors, as owners of Common Stock and Common Stock issuable upon exercise of outstanding options, entered into Tender and Voting Agreements with Parent that, among other things, (i) restrict the transfer of their Common Stock, (ii) obligate them to vote their Common Stock in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and against approval of any proposal made in opposition to, or in competition with, the consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement, and (iii) obligate them to tender all their Common Stock. Based on the number of shares of Common Stock outstanding as of February 7, 2007, the number of shares owned by the stockholders that entered into the tender and voting agreements (excluding the shares issuable upon exercise of outstanding options set forth above) represent less than one percent (1%) of the Company’s issued and outstanding common stock.

(d) Opinion of SpectraLink’s Financial Advisor.

SpectraLink engaged Avondale to render an opinion to the Company Board with respect to the fairness, from a financial point of view, of the Transaction Consideration (as such term is defined below) to be paid in the Transaction (the Merger and, together with the Offer, the “Transaction”) to the Company’s stockholders. Avondale was selected because of its expertise and its reputation in investment banking and mergers and acquisitions, as well as its experience in and knowledge of the communications equipment industry. Avondale is a nationally recognized investment banking firm regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements.

At the February 6, 2007 meeting of the Company Board, Avondale rendered its oral opinion, which was subsequently confirmed in writing, to the effect that, as of February 6, 2007, and based upon and subject to various assumptions, qualifications and limitations stated therein, the Transaction Consideration to be received by the Company’s stockholders in the Transaction was fair, from a financial point of view, to such stockholders.

The full text of Avondale’s written opinion dated February 6, 2007 delivered to the Company Board which sets forth the assumptions made, matters considered and limitations in the review undertaken is attached as Annex II to this Solicitation/Recommendation statement on Schedule 14D-9, and the written opinion is incorporated herein by reference. Avondale’s opinion speaks only as of the date of the opinion. You should read the opinion carefully and in its entirety. The following summary of the Avondale opinion is qualified in its entirety by reference to the full text of the opinion.

Avondale’s opinion was rendered at the request of and solely for the benefit of the Company Board in their evaluation of the proposed Transaction. The opinion did not constitute a recommendation to the Company Board as to whether or how the Company Board should vote on the Transaction. The Company Board’s decision to approve the Transaction, including the $11.75 to be received by the stockholders of the Company for each share of Common Stock (the “Transaction Consideration”), was solely that of the Company Board.

The Company Board did not impose any limitations on Avondale with respect to the investigations made or procedures followed in rendering its opinion. Further, the Company Board did not request the advice of Avondale with respect to alternatives to the Transaction, and Avondale did not advise the Company Board with respect to alternatives to the Transaction or the Company’s underlying decision to proceed with or effect the Transaction. The opinion addresses only the fairness, from a financial point of view, of the Transaction Consideration to be received by the Company’s stockholders in the Transaction. It does not address the relative merits of the Transaction as compared to alternative transactions or strategies that may be available to the Company, nor does it address the Company Board’s or the Company’s underlying decision to engage in the Transaction. Avondale was not asked to pass upon, and expressed no opinion with respect to, any matters, including any agreement, arrangement or understanding entered into by the Company or any other person in connection with the Transaction or otherwise, other than the fairness, from a financial point of view, of the Transaction Consideration to be received by the Company’s stockholders pursuant to the Transaction.

Avondale’s opinion does not constitute a recommendation to you or any of the Company’s other stockholders as to whether you should tender shares of the Company’s common stock pursuant to the Tender Offer and/or as to how to vote in connection with the Merger.

Avondale’s opinion and its related presentation were only one of the many factors that the Company Board took into consideration in its evaluation of, and the making its determination to approve, the Transaction.

The following description of Avondale’s opinion is only a summary of the analyses and examinations that Avondale deems material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Avondale. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, necessarily is not susceptible to partial analysis or summary description. Avondale believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Company Board. In arriving at its opinion, Avondale did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Avondale did not form an opinion or draw conclusions as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather Avondale made its determination as to the fairness of the per share consideration on the basis of its experience and professional judgment, after considering the results of all of its analyses taken as a whole. The fact that any specific analysis has been referred to in the summary below is not meant to indicate that this analysis was given greater weight than any other analysis described below and should not be taken to be the view of Avondale with respect to the actual value of the Company.

In performing its analyses, Avondale made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Avondale are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by Avondale with respect to whether the Transaction Consideration to be received by the Company’s stockholders in the Transaction is fair, from a financial point of view, and were provided to the Company Board in connection with the delivery of Avondale’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

No company or transaction used in the comparable company, comparable transaction or premiums paid analyses described below is identical to the Company or the Transaction. Accordingly, an analysis of the results of such analyses is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which the Company and the Transaction are being compared.

Procedures Followed

In connection with its opinion, Avondale:

(1) reviewed certain publicly available business and financial information relating to the Company that Avondale deemed to be relevant;

(2) reviewed the draft Merger Agreement dated February 5, 2006 and certain exhibits and documents referenced therein (the “Draft Merger Agreement”);

(3) compared the Company, from a financial point of view, with certain other companies in the communications equipment industry that Avondale deemed relevant;

(4) reviewed certain information, including financial forecasts (the “Forecast”) relating to the business and prospects of the Company, furnished to Avondale by the Company’s management;

(5) considered the financial terms, to the extent publicly available, of selected recent business combinations in the communications industry that Avondale deemed to be comparable, in whole or in part, to the Transaction;

(6) interviewed senior management of the Company regarding the Company’s operating history and respective prospects;

(7) reviewed the trading history of the Company’s Common Stock from February 2, 2002 to February 2, 2007;

(8) reviewed publicly available premiums paid on certain other transactions Avondale believed to be reasonably comparable to the Transaction;

(9) reviewed the potential pro forma financial results, financial condition and capitalization of the Company giving effect to the Transaction; and

(10) performed other such analyses and examinations as Avondale has deemed appropriate.

In preparing its opinion, Avondale did not assume any responsibility to independently verify the information referred to above. Instead, with the Company’s consent, Avondale relied on the information being accurate and complete. Avondale also made the following assumptions, in each case with the Company’s consent, that:

•

the internal operating data, financial analyses and forecasts supplied to Avondale were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s senior management as to the Company’s recent and likely future performance;

•	the Transaction will be consummated on the terms and subject to the conditions described in the Draft Merger Agreement;

•

the Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations; and

•	all necessary governmental and regulatory approvals and third-party consents will be obtained in terms and conditions that will not have a material adverse effect on the Company.

In addition, for purposes of its opinion, Avondale:

•	relied on advice of the Company’s counsel as to legal matters with respect to the Company, the Transaction and the Merger Agreement;

•

did not assume responsibility for making an independent physical inspection or appraisal of any of the tangible or intangible assets (including goodwill and intellectual property), properties or facilities of the Company;

•

did not undertake any independent analyses of pending or threatened litigation, possible unasserted claims or other liabilities (contingent or otherwise) to which the Company or any of its affiliates is a party or may be subject; and

•	was not authorized to and did not solicit indications of interest from any third party with respect to the purchase of all or part of the Company.

Avondale’s opinion was necessarily based upon market, economic, financial and other conditions as they exist on, and can be evaluated as of, the date of its opinion. Any change in such conditions would require a reevaluation of Avondale’s opinion. Accordingly, although subsequent developments may affect its opinion, Avondale has not assumed any obligation to update or revise its opinion.

Summary of Financial and Other Analyses

The following represents a brief summary of the material financial analyses performed by Avondale Partners in connection with providing its opinion to the Company Board. This summary is qualified in its entirety by reference to the full text of Avondale’s opinion, which is attached as Annex II to this Statement. You are urged to read the full text of Avondale’s opinion carefully and in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Avondale.

Some of the summaries of financial analyses performed by Avondale include information presented in tabular format. In order to fully understand the financial analyses performed by Avondale, you should read the tables together with the text of each summary—the tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Avondale.

Historical Stock Trading Analysis. Avondale reviewed the historical stock prices and trading characteristics of the Company’s Common Stock over the last five years. The following table compares the Transaction Consideration with various closing prices and averages over the last five years:

Prices as of February 2, 2007
Transaction Consideration	$11.75
1 Week Average	$8.87
1 Month Average	$8.80
3 Month Average	$8.64
9 Month Average	$8.75
1 Year Average	$9.63
3 Year Average	$11.65
5 Year Average	$11.31
5 Year High	$23.35

Volume of Shares Traded Analysis. Avondale reviewed the historical prices and historical trading activity of the Company’s Common Stock over the three month, six month, one year, two year and three year time periods ended February 2, 2007. Avondale calculated the total number of shares traded at certain share price ranges over the three month period ended February 2, 2007 beginning with $8.00 to $8.25 and increasing at $0.25 increments to $9.50 to $9.75. Avondale calculated the total number of shares traded at certain share price ranges over the six month period ended February 2, 2007 beginning with $7.25 to $7.50 and increasing at $0.25 increments to $10.25 to $10.50. Avondale calculated the total number of shares traded at certain share price ranges over the one year period ended February 2, 2007 beginning with $7.00 to $7.50 and increasing at $0.50 increments to $12.50 to $13.00. Avondale calculated the total number of shares traded at certain share price ranges over the two year period ended February 2, 2007 beginning with $8.00 to $9.00 and increasing at $1.00 increments to $17.00 to $18.00. Avondale calculated the total number of shares traded at certain share price ranges over the three year period ended February 2, 2007 beginning with $8.00 to $9.00 and increasing at $1.00 increments to $20.00 to $21.00. Avondale observed that no shares traded above the Transaction Consideration of $11.75 per share in either the three month or six month time period ended February 2, 2007. Avondale observed that 9.4 million shares, or 21.5% of all shares traded, traded above the Transaction Consideration of $11.75 per share in the one year time period ended February 2, 2007 and 44.8 million shares, or 45.0% of all shares traded, traded above the Transaction Consideration of $11.75 in the two year time period ended February 2, 2007. Avondale observed that 98.6 million shares, or 57.4% of all shares traded, traded above the Transaction Consideration of $11.75 per share the three year time period ended February 2, 2007.

Premiums Paid Analysis. In its premiums paid analysis, Avondale reviewed the premiums paid for all control technology transactions with enterprise values ranging from $150—$350 million which closed from February 2, 2004 to February 2, 2007.

Avondale calculated the premiums paid in these transactions over the applicable stock price of the acquired company one day, one week and four weeks prior to the announcement of the acquisition offer.

	Premium One Day Prior to Announcement	Premium One Week Prior to Announcement	Premium Four Weeks Prior to Announcement
High	101.1%	97.8%	140.9%
Low	(16.5)%	(4.7)%	(16.2)%
Deal Prem.	37.3%	30.0%	33.4%

Avondale calculated the implied range of company share prices based on the Company’s Common Stock price as of February 2, 2007 and the range of premiums paid for the selected time periods in the selected transactions. The range of premiums paid over the price of the acquired companies’ share prices one day, one week and four weeks prior to announcement implied an equity value per share ranges of $7.48 to $18.00, $8.09 to $16.79 and $7.48 to $21.51, respectively, which compare to the Transaction Consideration of $11.75 per share.

Selected Precedent Transactions Analysis. Based on public filings and other available information, Avondale calculated the multiples of enterprise value (which Avondale defined as equity value plus debt, plus preferred stock, plus minority interest less cash and cash equivalents) to last twelve months (“LTM”) revenues, enterprise value to LTM EBITDA, and multiples of share price to LTM Non-GAAP earnings per share implied in the following merger and acquisition transactions of companies in the communications equipment industry that have been announced since December 1, 2003:

Date Announced	Name of Acquiror	Name of Target
10/18/2006	Vertical Communications, Inc.	Vodavi Technology, Inc.

9/18/2006	Motorola, Inc.	Symbol Technologies, Inc.

9/12/2006	Francisco Partners; Elliot Associates	Metrologic Instruments, Inc.

7/24/2006	Francisco Partners; Vector Capital	Watchguard Technologies, Inc.

12/19/2005	Prides Capital Partners	Pegasus Solutions, Inc.

12/12/2005	SpectraLink Corporation	KIRK telecom A/S

11/14/2005	Gores Technology Group; Tennenbaum Capital Partners	Enterasys Networks, Inc.

10/24/2005	Datalogic SpA	PSC, Inc.

8/17/2005	Secure Computing Corp.	Cyberguard Corp.

7/5/2005	Concerto Software, Inc.	Aspect Communications Corp.

12/1/2003	The Cypress Group	CPI International, Inc.

The following table sets forth the multiples indicated by this analysis and the multiples implied by the proposed Transaction:

Enterprise Value to:	Proposed Transaction Multiples		Low		High
LTM Revenues	1.6	x	0.6	x	4.4	x
LTM EBITDA	13.1	x	9.0	x	44.7	x

Share Price Value to:	Proposed Transaction Multiples		Low		High
LTM Non-GAAP E.P.S.	27.4	x	21.8	x	49.2	x

Avondale also calculated the implied company share price based on the range of enterprise value to revenue, enterprise value to EBITDA and share price to LTM earnings per share valuation multiples based on the precedent transactions analysis. This calculation resulted in an implied equity value per share range of $4.15 to $40.19 which compares to the Transaction Consideration of $11.75 per share.

Comparable Company Analysis. Based on public filings and other publicly available information, Avondale calculated the multiples of enterprise value (which Avondale defined as equity value plus debt, plus preferred stock, plus minority interest less cash and cash equivalents) to the LTM, estimated calendar year 2006 (“CY 2006”) and estimated calendar year 2007 (“CY 2007”) revenues; enterprise value to the LTM, estimated CY 2006, and estimated CY 2007 EBITDA; and equity value per share to the LTM, estimated CY 2006, and estimated CY 2007 earnings per share (“EPS”). Avondale believes that the companies listed below have some operations similar to some of the operations of the Company, but noted that none of these companies have the same management, composition, size, or combination of businesses as the Company:

•	Aastra Technologies, Ltd.

•	Ascom Holding AG

•	Cisco Systems, Inc.

•	Datalogic SpA

•	EMS Technologies, Inc.

•	Intermec, Inc.

•	Inter-Tel, Inc.

•	NetGear, Inc.

•	Plantronics, Inc.

•	Polycom, Inc.

•	RADVISION, Ltd.

The following table sets forth the multiples indicated by this analysis:

Consensus Estimates Enterprise Value to:	Proposed Transaction Multiples		Low		High
LTM Revenue (3Q06)	1.7	x	0.7	x	5.4	x
Estimated CY 2006 Revenues	1.6	x	0.7	x	5.3	x
Estimated CY 2007 Revenues	1.4	x	0.7	x	4.5	x
LTM EBITDA (3Q06)	12.4	x	7.3	x	24.7	x
Estimated CY 2006 EBITDA	13.5	x	7.5	x	27.6	x
Estimated CY 2007 EBITDA	10.3	x	6.4	x	19.0	x
LTM EPS (3Q06)	21.4	x	13.6	x	72.8	x
Estimated CY 2006 EPS	23.2	x	14.2	x	64.7	x
Estimated CY 2007 EPS	17.8	x	13.5	x	31.1	x

Company Estimates Value to:	Proposed Transaction Multiples		Low		High
LTM Revenue (4Q06)	1.6	x	0.7	x	5.4	x
Estimated CY 2006 Revenues	1.6	x	0.7	x	5.3	x
Estimated CY 2007 Revenues	1.3	x	0.7	x	4.5	x
LTM EBITDA (4Q06)	13.1	x	7.3	x	24.7	x
Estimated CY 2006 EBITDA	13.1	x	7.5	x	27.6	x
Estimated CY 2007 EBITDA	8.1	x	6.4	x	19.0	x
LTM EPS (4Q06)	27.4	x	13.6	x	72.8	x
Estimated CY 2006 EPS	27.4	x	14.2	x	64.7	x
Estimated CY 2007 EPS	16.2	x	13.5	x	31.1	x

Avondale also calculated the implied company share price based on the range of revenue, EBITDA and P/E valuation multiples based on the comparable company analysis. The range of revenue, EBITDA and P/E multiples implied equity value per share range from $4.68 to $39.61, $6.56 to $27.45, and $5.83 to $40.01, respectively, which compare to the Transaction Consideration of $11.75 per share.

General

Avondale became entitled to a fixed fee upon delivery of its fairness opinion to the Company Board. No portion of Avondale’s fee is contingent upon consummation of the Transaction. Further, the Company has agreed to reimburse Avondale for its reasonable out-of-pocket expenses, whether or not the Transaction is consummated, and to indemnify Avondale, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against specific liabilities, including liabilities under applicable securities laws.

Avondale was engaged to render its opinion with respect to the fairness, from a financial point of view, of the Transaction Consideration to be paid in the Transaction to the Company’s stockholders and consequently was not requested to and did not participate in any negotiations relating to the Transaction. In the ordinary course of its business, Avondale may trade in the equity securities of the Company for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in these securities. Avondale has been previously engaged by the Company to provide certain investment banking services for which it received customary fees.

ITEM 5. Persons/Assets, Retained, Employed, Compensated or Used.

Q Advisors LLC

Pursuant to a letter agreement dated April 8, 2005, the Company engaged Q Advisors to act as its financial advisor in connection with the possible sale of all or a portion of the Company. Pursuant to the terms of the engagement letter, the Company has agreed to pay Q Advisors a transaction fee equal to 0.85% of the sale transaction value, reduced by the applicable credit of retainer fees paid to date. In addition, the Company has agreed to reimburse Q Advisors for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Q Advisors and related persons against various liabilities, including certain liabilities under the federal securities laws.

Avondale Partners, LLC

Pursuant to a letter agreement dated January 8, 2007, the Company engaged Avondale to act as its financial advisor in connection with the possible sale of all or a portion of the Company. Pursuant to the terms of this engagement letter, the Company has agreed to pay Avondale a transaction fee equal to a retainer fee of $25,000 plus a fee of $475,000 upon submission of a fairness opinion regarding the Transaction to the Company Board. In addition, the Company has agreed to reimburse Avondale for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Avondale and related persons against various liabilities, including certain liabilities under the federal securities laws.

Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained, or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or Merger.

ITEM 6. Interest in Securities of the Subject Company.

Other than set forth below, no transactions in the Common Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company:

(a) Each of the non-employee directors (Anthony V. Carollo, Jr., Carl D. Carman, Gerald J. Laber and Werner P. Shmücking) and executive officers (John H. Elms, Masood Garahi, John A. Kelley, Ole Lysgaard Madsen, Leah Maher and Ernest J. Sampias) of the Company entered into a Tender and Voting Agreement, dated as of February 7, 2007, with Parent as discussed in Item 3(b) above.

ITEM 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, Company Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8. Additional Information.

Information Statement.

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Offeror, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company also granted to Parent an irrevocable option (the “Top-Up Option”), exercisable only after the Appointment Time and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement, to purchase that number of shares of Common Stock (the “Top-Up Option Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Parent and its subsidiaries and affiliates at the time of such exercise, shall constitute 10,000 shares more than 90% of the shares of Common Stock then outstanding (assuming the issuance of the Top-Up Option Shares) at a price per share equal to the Offer Price; provided, however, that in no event shall the Top-Up Option be exercisable for a number of shares of Common Stock in excess of the Company’s then authorized and unissued shares of Common Stock (giving effect to shares of Common Stock reserved for issuance under the Company option plans as though such shares were outstanding) or for more than an aggregate number of shares of Common Stock that is equal to 19.9% of the Company’s then authorized and unissued shares of Common Stock (or such greater amount as may be issuable under Rule 4350(i) of the Nasdaq Marketplace Rules without approval of the Company’s stockholders).

Vote Required to Approve the Merger and DGCL Section 253.

The Company Board has approved and adopted the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Offeror acquires, pursuant to the Offer or otherwise, including the issuance by the Company of the Top-Up Option Shares, at least 90% of the outstanding shares of Common Stock, Offeror will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders (a “Short-Form Merger”). If the Offeror acquires, pursuant to the Offer or otherwise, at least 50% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the Merger. The Merger Agreement provides that if the approval and adoption of the Merger Agreement by the Company’s stockholders is required by the DGCL, the Company will, as soon as practicable following the consummation of the Offer, duly call, give notice of, convene and hold a stockholders’ meeting for the purpose of considering the approval of the Merger Agreement and the transactions contemplated thereby. The Company Board will recommend to the stockholders the adoption of the Merger Agreement and the Merger, will solicit proxies in favor of the Merger Agreement and the Merger and will take all other actions necessary to secure the vote or consent of such holders required by the DGCL, to effect the Merger. In connection with such meeting, the Company will promptly prepare and file with the SEC and will thereafter mail to its stockholders as promptly as practicable a proxy statement of the Company and all other proxy materials for such meeting. If the Offeror acquires, pursuant to the Offer or otherwise, at least 50% of the outstanding shares of Common Stock, it would have the ability to ensure approval of the Merger Agreement and the Merger at the stockholders’ meeting held for such purposes.

State Takeover Laws.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date. The Company Board approved the Offer and the Merger, which approval rendered Section 203 of the DGCL inapplicable to the Offer and the Merger and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states.

Antitrust.

Under the HSR Act and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent and the Offeror’s acquisition of the Common Stock in the Offer and the Merger.

Under the HSR Act, the purchase of Common Stock in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent and the Offeror filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Common Stock in the Offer and the Merger on February 20, 2007, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about March 7, 2007, unless earlier terminated by the FTC or the Antitrust Division or the Company receives a request for additional information or documentary material prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from the Company, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of the Company’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with the Company’s consent. The FTC or the Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. Although the Company is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make those filings nor a request made to the Company from the FTC or the Antitrust Division for additional information or documentary material will extend the waiting period with respect to the purchase of Common Stock in the Offer and the Merger.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Parent and the Offeror’s acquisition of Common Stock in the Offer and the Merger. At any time before or after the purchase of Common Stock by Offeror, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock in the Offer and the Merger, the divestiture of Common Stock purchased in the Offer or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

Appraisal Rights.

Under Section 262 of the DGCL, any holder of Common Stock at the Effective Time (a “Remaining Stockholder”) who does not wish to accept the Offer Price for each share of Common Stock pursuant to the Merger has the right to seek an appraisal and be paid the “fair value” of its Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Dissenters’ rights will not be available unless and until the Merger (or a similar business combination) is consummated.

Remaining Stockholders of record who desire to exercise their appraisal rights must fully satisfy all of the following conditions. A written demand for appraisal of Common Stock must be delivered to the Secretary of the Company (x) before the taking of the vote on the approval and adoption of the Merger Agreement if the Merger is not being effected as a Short-Form Merger but rather is being consummated following approval thereof at a meeting of the Company’s stockholders or pursuant to written consent of the Company’s stockholders (a “Long-Form Merger”) or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote or meeting of the Company’s stockholders. If the Merger is effected as a Long-Form Merger, this written demand for appraisal of Common Stock must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Common Stock for which appraisal is sought on the date of the making of the demand, continuously hold such Common Stock through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL.

In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates. If shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Common Stock as a nominee for others, may exercise appraisal rights with respect to the Common Stock held for all or less than all beneficial owners of Common Stock as to which the holder is the record owner. In such case the written demand must set forth the number of shares of Common Stock covered by such demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: General Counsel, SpectraLink Corporation, 5575 Central Avenue, Boulder, Colorado 80301. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of Common Stock covered by the demand and that the stockholder is thereby demanding appraisal of such shares of Common Stock. In the case of a Long-Form Merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 must not vote for the approval and adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the approval and adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to approve the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the approval and adoption of the Merger Agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

Regardless of whether the Merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Common Stock owned by such stockholders, determining the fair value of such Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Common Stock determined under Section 262 could be more than, the same as, or less than the Offer Price, if they do seek appraisal of their shares of Common Stock, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. Moreover, the Company understands that Parent intends to cause the Surviving Corporation to argue in any appraisal proceeding that, for purposes thereof, the “fair value” of the Common Stock is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Common Stock subject to such demand or to receive payment of dividends or other distributions on such Common Stock, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of Common Stock shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for each share of Common Stock. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholder rights to appraisal shall cease and all stockholders shall be entitled to receive the Offer Price for each share of Common Stock. Inasmuch as the Company has no obligation to file such a petition, and the Company understands Parent has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

ITEM 9. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated February 20, 2007.a b

(a)(1)(B)	Form of Letter of Transmittal.a b

(a)(1)(C)	Form of Notice of Guaranteed Delivery.a b

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.a b

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.a b

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.a b

(a)(1)(G)	Instructions for the Requestor of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY.a b

(a)(1)(H)	Form of Summary Advertisement as published on February 20, 2007 in The New York Times.[a]

(a)(1)(I)	Text of joint press release issued by Polycom, Inc. and SpectraLink Corporation dated February 7, 2007 (incorporated by reference to the pre-commencement Schedule 14D-9C filed by SpectraLink Corporation with the SEC on February 8, 2007).

(a)(1)(J)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).[b]

(a)(2)(A)	Letter to Stockholders from the Chief Executive Officer of SpectraLink Corporation, dated February 20, 2007.[b]

(a)(2)(B)	Text of joint press release issued by Polycom, Inc. and SpectraLink Corporation dated February 7, 2007 (incorporated by reference to the pre-commencement Schedule 14D-9C filed by SpectraLink Corporation with the SEC on February 8, 2007).

(a)(2)(C)	Transcript of a conference call conducted by Polycom, Inc. on February 7, 2007 (incorporated by reference to the pre-commencement Schedule 14D-9C filed by SpectraLink Corporation with the SEC on February 8, 2007).

(a)(2)(D)	E-mail distributed by John Elms, Chief Executive Officer of SpectraLink Corporation, dated February 7, 2007 (incorporated by reference to the pre-commencement Schedule 14D-9C filed by SpectraLink Corporation with the SEC on February 9, 2007).

(a)(2)(E)	Frequently Asked Questions for SpectraLink Corporation employees (incorporated by reference to the pre-commencement Schedule 14D-9C filed by SpectraLink Corporation with the SEC on February 9, 2007).

(a)(2)(F)	Transcript of a town hall meeting conducted by SpectraLink Corporation on February 8, 2007 (incorporated by reference to the pre-commencement Schedule 14D-9C filed by SpectraLink Corporation with the SEC on February 9, 2007).

(a)(2)(G)	Press Release issued by Polycom, Inc. dated February 20, 2007.[a]

(a)(5)	Opinion of Avondale Partners, LLC to the Board of Directors of SpectraLink Corporation, dated February 6, 2007 (incorporated by reference to Annex II attached to this Schedule 14D-9).[b]

(e)(1)	Agreement and Plan of Merger, dated as of February 7, 2007, by and among Polycom, Inc., Spyglass Acquisition Corp. and SpectraLink Corporation (incorporated by reference to Exhibit 2.1 attached to the Current Report on Form 8-K filed by SpectraLink Corporation with the SEC on February 8, 2007).

(e)(2)	Form of Tender and Voting Agreement, dated as of February 7, 2007, by and between each director and executive officer of SpectraLink Corporation (incorporated by reference to Exhibit 4.1 attached to the Current Report on Form 8-K filed by SpectraLink Corporation with the SEC on February 8, 2007).

Exhibit No.	Description
(e)(3)	Form of Indemnification Agreement with the directors and officers of SpectraLink Corporation (incorporated by reference to SpectraLink Corporation’s Registration Statement on From SB-2 (Registration No. 332-2696-D)).

(e)(4)	Form of Amended and Restated Change of Control and Severance Agreement entered into by SpectraLink Corporation with certain executive officers, including John Elms, John Kelley, Masood Garahi and Leah Maher.

(e)(5)	Change of Control and Severance Agreement entered into by SpectraLink Corporation and Ernest Sampias on May 15, 2006.

(e)(6)	Service Agreement entered into by KIRK telecom A/S and Ole Lysgaard Madsen on January 3, 2006, as amended January 31, 2007.

(g)	None.

[a]	Incorporated by reference to the Schedule TO filed by Spyglass Acquisition Corp. and Polycom, Inc. on February 20, 2007.
[b]	Included in materials mailed to stockholders of SpectraLink Corporation.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2007	SPECTRALINK CORPORATION

	By:	/s/ JOHN H. ELMS
	Name:	John H. Elms
	Title:	President and Chief Executive Officer

ANNEX I

SPECTRALINK CORPORATION

5755 CENTRAL AVENUE,

BOULDER, CO 80301

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about February 20, 2007, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of SpectraLink Corporation (“SpectraLink” or the “Company”) with respect to the tender offer by Spyglass Acquisition Corp. (the “Offeror”), a Delaware corporation and a wholly-owned subsidiary of Polycom, Inc. (“Parent”), a Delaware corporation, to the holders of record of shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to SpectraLink Corporation. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of the seats on the Board of Directors of the Company (the “Company Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of February 7, 2007 (the “Merger Agreement”), by and among the Company, Parent and the Offeror.

Pursuant to the Merger Agreement, the Offeror commenced a cash tender offer (the “Offer”) on February 20, 2007 to purchase all outstanding shares of Common Stock at a price of $11.75 per share, net to the seller thereof in cash, without interest, less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated February 20, 2007 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City time, on March 20, 2007; at which time if all conditions to the Offer have been satisfied or waived, Offeror will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Offeror and Parent with the Securities and Exchange Commission (the “SEC”) on February 20, 2007.

The Merger Agreement provides that promptly after such time as the Offeror acquires a majority of the then outstanding shares of Common Stock pursuant to the Offer and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, the Offeror will be entitled to designate at its option up to that number of directors of the Company Board equal to the product (rounded up to the next whole number) obtained by multiplying (x) the number of directors on the Company Board (giving effect to any increase in the number of directors on the Company Board pursuant to the Offeror’s exercise of its option) and (y) a fraction, the numerator of which is the number of shares of Common Stock held by Parent and the Offeror (after giving effect to the number of shares of Common Stock purchased in the Offer) and the denominator of which is the total number of then outstanding shares of Common Stock. The effect of the Offeror’s exercise of its option is the ability to designate a majority of the Company Board. In connection with the foregoing, the Company will promptly, at the option of Parent, either increase the size of the Company Board and/or obtain the resignation of such number of its current directors as is necessary to enable the Offeror’s designees to be elected or appointed to the Company Board. From time to time thereafter, the Company will cause the individuals so designated by the Offeror to constitute substantially the same percentage (rounding up where appropriate) as is on the Company Board on (i) each committee of the Company Board, (ii) each board of directors of each subsidiary of the Company, and (iii) each board committee of each subsidiary of the Company. However, following the election or appointment of Offeror’s designees to the Company Board and prior to the Effective Time, any (A) amendment or termination of the Merger Agreement, or agreement or consent to any amendment or termination of the Merger Agreement, in any case on behalf of the Company, (B) any extension by the Company of the time for the performance of, or any waiver by the Company of, any of the obligations or other acts of Parent or the Offeror under the Merger Agreement, (C) any waiver of any of the Company’s rights under the Merger Agreement, or (D) any other determination with respect to any action to be taken or not to be taken by or on behalf of the Company relating to the Merger Agreement or the transactions contemplated thereby, will require the approval of a majority of the directors, to the extent there are any, who are directors prior to initial acceptance for payment by the Offeror of shares of Common Stock pursuant the Offer (the “Appointment Time”) and who continue on the Company Board after the Offeror’s election or appointment of the Parent designees to the Company Board.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of the Offeror’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, the Offeror and the Offeror’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

Parent has informed the Company that it will choose its designees for the Company Board at the Appointment Time from the list of persons set forth below. In the event that additional designees of Parent are required in order to constitute a majority of the Company Board, such additional designees will be selected by Parent from among the directors and executive officers of Parent and the Offeror contained in Annex I of the Offer to Purchase, which is incorporated herein by reference. The following table, prepared from information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Parent as one of its designees, the name, age of the individual as of February 20, 2007, present principal occupation and employment history during the past five (5) years. Parent has informed the Company that each such individual is a U.S. citizen and has consented to act as a director of the Company, if so appointed or elected. Unless otherwise indicated below, the business address of each such person is Polycom, Inc., 4750 Willow Road, Pleasanton, California 94588.

None of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Age	Principal Occupation and Employment History
Christine L. Cavallo	37	Ms. Cavallo joined Parent in November 2004 as Associate General Counsel, Corporate/Securities. Ms. Cavallo has also served as Parent’s Assistant Secretary from August 2005. Prior to joining Parent, Ms. Cavallo served as the Vice President, Corporate Legal Affairs and Assistant Secretary of Incyte Corporation from December 2001 to June 2004, as the Director, Corporate Legal Services of Incyte Corporation from October 2000 to December 2001, and as Senior Corporate Counsel of Teligent, Inc. from April 1999 to August 2000. Ms. Cavallo also worked as a corporate associate in the law firm of Akin, Gump, Strauss, Hauer & Feld LLP from September 1995 to April 1999. Ms. Cavallo received her Juris Doctor degree from the University of Virginia School of Law and received a B.S. in Business Administration from the University of Arizona, magna cum laude with Honors.

Name	Age	Principal Occupation and Employment History
Kathleen M. Crusco	41	Ms. Crusco is Parent’s Vice President of Worldwide Finance. Previously, Ms. Crusco was Parent’s Vice President and Worldwide Controller from January 2002 to March 2005, and Parent’s Principal Accounting Officer from August 2002 to March 2005. Before joining Parent, Ms. Crusco was Vice President, Worldwide Controller at Documentum, Inc. from April 1999 to January 2002 and Director of Finance at Adaptec, Inc. from June 1997 to April 1999. Ms. Crusco also had various positions for over ten years at Price Waterhouse, LLP, including Senior Audit Manager. Ms. Crusco is a certified public accountant and holds a B.S. in Accounting from California State University, Chico.

Sayed M. Darwish	41	Mr. Darwish joined Parent in August 2005 as Vice President, General Counsel and Secretary. Prior to joining Parent, from December 2003 to August 2005, Mr. Darwish served in various legal positions at EMC Corporation, ultimately as Vice President and General Counsel for EMC Corporation’s Software Group, after EMC’s acquisition of Documentum, Inc., where he served as Vice President, General Counsel and Secretary from July 2000 to December 2003. Prior to that, Mr. Darwish served as Vice President and General Counsel for Luna Information Systems, served in various positions, including as General Counsel and Vice President, Legal and HR, for Forté Software, Inc. through its acquisition by Sun Microsystems, Inc., served as Corporate Counsel at Oracle Corporation, and was an associate in the law firm of Brobeck, Phleger & Harrison LLP. Mr. Darwish is a graduate of the University of San Francisco School of Law, J.D. cum laude, and holds a B.S. in Mathematics and a B.A. in Economics from the University of Illinois, Urbana.

Laura J. Durr	46	Ms. Durr has served as Parent’s Vice President, Worldwide Controller and Principal Accounting Officer since March 2005. Ms. Durr joined Parent in March 2004 as its Assistant Controller. Prior to joining Parent, Ms. Durr served as the Director of Finance & Administration for QuickSilver Technology, Inc. from February 2003 to March 2004, as an independent consultant from July 2002 to February 2003 and as the Corporate Controller for C Speed Corporation from April 2001 to June 2002. From October 1999 to October 2000, Ms. Durr was a business unit Controller at Lucent Technologies, Inc. after Lucent’s acquisition of International Network Services, where she served as the Corporate Controller from May 1995 to October 1999. Ms. Durr also spent six years in various capacities at Price Waterhouse LLP. Ms. Durr is a certified public accountant and holds a B.S. in Accounting from San Jose State University in San Jose, California.

None of Parent’s designees is a director of, or holds any position with, the Company. Parent has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of its designees beneficially owns any securities (or rights to acquire any securities of the Company) or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised the Company that to its knowledge, none of its designees has any family relationship with any director, executive officer or key employees of the Company.

It is expected that the Offeror’s designees may assume office at any time following the Appointment Time and that, upon assuming office, the Offeror’s designees will thereafter constitute at least a majority of the

Company Board. This step will be accomplished at a meeting or by written consent of the Company Board providing that the size of the Company Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Offeror’s designees will constitute at least a majority of the available positions on the Company Board. It is currently not known which of the current directors of the Company will resign.

None of Parent’s designees are involved in a material legal proceeding where a Parent designee is a party adverse to the Company or any of its subsidiaries.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. As of the close of business on February 7, 2007, there were 19,525,060 shares of Common Stock outstanding, of which 83,695 shares are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company, and no shares of Preferred Stock outstanding. Each share of Common Stock is entitled to one (1) vote on all matters that may properly come before a meeting of stockholders of the Company. As of the close of business on February 7, 2007, there were an additional 4,732,477 shares of Common Stock registered as treasury shares to the Company. The Company Board currently consists of five (5) members.

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each share of Common Stock entitles the record holder to one (1) vote on all matters submitted to a vote of the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age and position of each director and executive officer of the Company as of February 7, 2007.

Name	Age	Position(s)
Anthony V. Carollo, Jr.	65	Chairman of the Board
John H. Elms	47	President, Chief Executive Officer and Director
Carl D. Carman	70	Director
Werner P. Schmücking	72	Director
Gerald J. Laber	63	Director
Masood Garahi	47	Chief Technology Officer and Executive Vice President, Engineering
John A. Kelley	57	Executive Vice President, Operations
Ole Lysgaard Madsen	46	Executive Vice President, International
Leah Maher	46	Executive Vice President and General Counsel
Ernest J. Sampias	55	Chief Financial Officer and Executive Vice President, Finance and Administration

The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no family relationships between any of the directors and executive officers of the Company.

Anthony V. Carollo, Jr. has served as a member of the Company Board since January 1998 and Chairman of the Board since April 2004. From June 2000 until December 2002, Mr. Carollo served as Chairman and Chief Executive Officer of Syntellect Corporation, a provider of self-service speech and advanced call-center solutions.

John H. Elms has served as a member of the Company Board since September 2003. Mr. Elms has served as the President and Chief Executive Officer of the Company since September 2003 and as Vice President of Operations of the Company from 1999 to September 2003.

Carl D. Carman has served as a member of the Company Board since 1990. From 1989 until 2002, Mr. Carman served as a general partner of Hill, Carman Ventures, a venture capital firm. Mr. Carman is currently retired.

Werner P. Schmücking has served as a member of the Company Board since March 2004. From 1989 until April 2000, Mr. Schmücking was a director of Siemens AG Information and Communication Networks. Mr. Schmücking was a consultant to SAP AG from 2001 until 2003. He has also served as president of the German Telecommunication Manufacturers Association (ZVEI) and vice president of the German Association for Information Technology, Telecommunications and New Media (BITKOM). Mr. Schmücking currently serves as a director of OCE Printing Systems and SWYX Solutions AG.

Gerald J. Laber has served as a member of the Company Board since April 2004. Since 2000, Mr. Laber has been a consultant and community volunteer. From 1980 to 2000, Mr. Laber served as a partner with Arthur Andersen LLP. Mr. Laber serves as a director of Qualmark Corporation, Boulder Specialty Brands, Inc. and Scott’s Liquid Gold, Inc. Mr. Laber is a Certified Public Accountant in the State of Colorado.

Masood Garahi has served as Chief Technology Officer and Executive Vice President, Engineering of the Company since October 2005. His prior positions were Chief Technology Officer of Roving Planet Inc. from November 2004 to June 2005 and Chairman and Chief Executive Officer and Independent advisor of MeshNetworks Inc. (now part of Motorola) from June 2000 to May 2004.

John A. Kelley has served as Executive Vice President, Operations, of the Company since August 2004, Vice President of Operations of the Company since October 2003. From September 2002 to September 2003, Mr. Kelley served as President of JK Associates. From January 2000 to August 2003, Mr. Kelley served as Vice President, Global Services Operations, of Compaq Computer Corporation.

Ole Lysgaard Madsen has served as Executive Vice President, International for the Company since January 2006. From February 2000 to January 2006, Mr. Madsen served as Senior Vice President of Global Sales, Marketing and Technical Support for KIRK telecom A/S.

Leah Maher has served as Executive Vice President, General Counsel and Assistant Secretary since June 2006, Vice President and General Counsel from September 2005 to June 2006, and Corporate Counsel from September 2004 to September 2005. Prior to joining the Company, Ms. Maher served as Senior Counsel for American Tower Corporation from September 2001 to October 2003, and Associate General Counsel of PictureTel Corporation from May 1994 to September 2001.

Ernest J. Sampias has served as Chief Financial Officer, Treasurer and Executive Vice President, Finance and Administration and Secretary since May 2006. Mr. Sampias served as Chief Financial Officer for Local Matters, Inc. from July 2005 to April 2006, and McDATA Corp. from September 2001 to July 2005. Mr. Sampias is a member of the board of directors and the audit committee chairman for Xyratex Limited.

None of the Company’s directors or officers are involved in a material legal proceeding where such director or officer is a party adverse to the Company or any of its subsidiaries.

DIRECTORS’ COMPENSATION

2006 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)		Option Awards ($) (2)		Total ($)
Carl D. Carman	30,000	6,569	(3)	30,173	(3)	66,742
Anthony V. Carollo, Jr.	42,500	13,138	(4)	60,347	(4)	115,985
Gerald J. Laber	41,500	6,569	(5)	52,761	(5)	100,830
Werner Schmücking	15,500	6,569	(6)	47,915	(6)	69,984

(1)	The amounts shown in this column are based on the dollar amounts recognized for financial statement reporting purposes for the 2006 fiscal year in accordance with SFAS No. 123(R), “Share-Based Payment.” The aggregate grant date fair value of awards granted in 2006, determined in accordance with SFAS No. 123(R), “Share Based Payment” to Mr. Carollo was $43,250 and to each of Messrs. Carman, Laber and Schmücking was $21,625.
(2)	The amounts shown in this column are based on the dollar amount recognized for financial statement reporting purposes for the 2006 fiscal year in accordance with SFAS No. 123(R), “Share-Based Payment.” The option awards amounts shown are calculated using the Black-Scholes model. Assumptions used in the Black-Scholes model calculation of this amount for options granted during fiscal years ended December 31, 2003, 2004 and 2005 are included in footnote 4 to the Company’s audited financial statements for the fiscal year ended December 31, 2005, which are included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2006. Assumptions used in the calculation of this amount for options granted during the fiscal year ended December 31, 2002, are included in footnote 3 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 4, 2005.
(3)	As of December 31, 2006, Mr. Carman held stock awards of 2,500 shares of Common Stock and option awards for 55,000 shares of Common Stock.
(4)	As of December 31, 2006, Mr. Carollo held stock awards of 5,000 shares of Common Stock and option awards for 50,000 shares of Common Stock.
(5)	As of December 31, 2006, Mr. Laber held stock awards of 2,500 shares of Common Stock and option awards for 60,000 shares of Common Stock.
(6)	As of December 31, 2006, Mr. Schmücking held stock awards of 2,500 shares of Common Stock and option awards for 60,000 shares of Common Stock.

Director Fees

Each non-employee director receives an annual payment of $5,000 for serving as a director of the Company. The Chairman of the Board receives an additional annual payment of $10,000, the chairman of the Audit Committee receives an additional annual payment of $7,500, and the chairmen of each of the Compensation Committee and Nominating and Corporate Governance Committee receive an additional annual payment of $3,500. In addition, each non-employee director is reimbursed for his reasonable travel expenses in attending board and committee meetings, and receives $1,500 for each Board of Director or Committee meeting, or $1,000 for any telephonic Company Board or Committee meeting, attended by the director.

Equity Awards

Equity awards are granted to directors by the Compensation Committee upon election by the stockholders at the annual meeting each year, which is deemed the date of grant for accounting recognition purposes and for setting the exercise price of stock options granted. Prior to the 2006 annual meeting, in which stockholders approved new equity compensation plans, directors’ equity awards consisted of options to purchase shares of Common Stock. In 2006, the Compensation Committee determined that 2006 equity incentive awards would be in the form of restricted stock awards.

Prior to 2006, each non-employee director received an option to purchase 40,000 shares of Common Stock upon becoming a director of the Company. Each stock option has an exercise price equal to the fair market value of the Common Stock on the date of grant, and 50% of the stock options vest at the first anniversary of the date of grant, and monthly thereafter over the following twelve months (i.e., 4.17% per month) subject to continued service with the Company. Prior to 2006, each continuing non-employee director received annual options to purchase 10,000 shares of Common Stock, with the same vesting schedule as their option awards upon becoming a non-employee director of the Company.

Beginning in 2006, each continuing non-employee director receives an annual restricted stock award totaling 2,500 shares subject to vesting of 50% of the shares at the first anniversary following the date of grant and 4.17% of the shares monthly thereafter over the following twelve months, subject to continued service with the Company.

Prior to 2006, the Chairman of the Board received an additional annual stock option to purchase 10,000 shares of Common Stock with an exercise price equal to the fair market value of the Common Stock on the date of grant, subject to the same vesting schedule as specified above. In 2006, the Chairman of the Board received an additional 2,500 shares of restricted stock awards, subject to the same vesting schedule as specified above.

CORPORATE GOVERNANCE PRINCIPLES AND COMPANY BOARD MATTERS

Board Structure and Committee Composition

As of the date of this Information Statement, the Company Board has five directors. The Company Board follows NASDAQ Stock Market (“NASDAQ”) Marketplace Rule 4200 for director independence standards. In accordance with these standards, the Company Board has determined that, except for Mr. Elms, as President and Chief Executive Officer of the Company, each of the members of the Company Board has no relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and is otherwise “independent” in accordance with the applicable listing standards of the NASDAQ as currently in effect. Committees of the Company Board include: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The current membership of these committees (which was the same at all times in fiscal 2006) and the function of each of these committees are described below. Each committee operates under a written charter adopted by the Company Board. All of the committee charters are available on the Company’s website at www.spectralink.com/consumer/company/corporate_governance.jsp. Below is a summary of our current committee membership.

Name of Non-Employee Director	Audit	Compensation	Nominating and Corporate Governance
Anthony V. Carollo, Jr.	Member	Member	Chairman
Carl D. Carman	Member	Chairman	—
Gerald J. Laber	Chairman	Member	Member
Werner P. Schmücking	—	—	Member

During fiscal year 2006, the Company Board held six meetings. Each director attended or participated in at least 75% of the aggregate of (i) the total number of meetings of the Company Board and (ii) the total number of meetings held by all committees of the Company Board on which each such director served (in each case referring to the number of meetings of the board or committees, as applicable, that occurred while such director was a member of the board or such committees). During fiscal year 2006, the Audit Committee held seven meetings, the Compensation Committee held six meetings and the Nominating and Corporate Governance Committee held two meetings. The Company Board and committees of the Company Board also approved certain matters by unanimous written consent.

Audit Committee. The Audit Committee reviews, acts upon and reports to the Company Board with respect to various auditing and accounting matters, including retention of the Company’s independent registered public accounting firm, pre-approval of audit and non-audit services to be provided by such firm and the related fees paid. The Audit Committee makes such examinations as are necessary to monitor the corporate financial reporting and the internal and external audits of the Company and its subsidiaries, provides to the Company Board the results of its examinations and recommendations derived therefrom, outlines to the Company Board improvements made, or to be made, in internal accounting controls, and provides the Company Board such additional information and materials as it may deem necessary to make the Company Board aware of significant financial matters that require Company Board attention.

The Company Board has determined that each member of the Audit Committee meets the independence criteria set forth in the applicable rules of NASDAQ and the SEC for audit committee membership. In addition, the Company Board has also determined that all members of the Audit Committee possess the level of financial literacy required by applicable NASDAQ and SEC rules and, that in accordance with Section 407 of the Sarbanes-Oxley Act of 2002, at least one member of the Audit Committee, Mr. Laber, is qualified as an “audit committee financial expert.”

Compensation Committee. The Compensation Committee has a written charter which is evaluated on at least an annual basis. Based on its current charter, the Compensation Committee’s responsibilities are to evaluate management’s recommendations and make its own recommendations to the Company Board concerning the compensation of the Company’s executive officers. It is also responsible for the formulation of the Company’s executive compensation policy and the research, analysis and subsequent recommendation regarding the establishment and administration of the Company’s stock plans. Each of the members of the Compensation Committee is independent for purposes of the NASDAQ rules.

Compensation Committee Policies and Procedures. During the first quarter of each fiscal year, the Compensation Committee reviews management’s recommendations for compensation and benefits for executive officers. The Compensation Committee recommends to the Company Board an amount and composition of executive compensation to be paid to the executive officers, including the Chief Executive Officer. The Company Board reviews and considers such compensation recommendations.

The Compensation Committee annually reviews and evaluates base salary and bonuses for all executive officers, and in conducting such reviews places primary consideration upon the recommendations by the Chief Executive Officer, along with the rationale for such recommendations, with the exception of the compensation review of the Chief Executive Officer himself. The Chief Executive Officer does not participate in the Compensation Committee’s review or decision as to his compensation package. In establishing individual compensation levels, the Compensation Committee considers the Company’s overall strategic objectives and performance, the Company’s stock performance, peer group comparisons and individual performance. No formula is used to determine an executive’s salary. The Company’s overall performance and the achievement of financial and business objectives are considered.

Management’s Role in the Compensation-Setting Process. Management, including named executive officers, plays some role in the compensation-setting process. The most significant aspects of management’s role are: (1) evaluating employee performance, (2) assisting in establishing performance targets and objectives, and (3) recommending salary levels and option awards. The Chief Executive Officer works with the Compensation Committee in establishing the agenda for Compensation Committee meetings. Management also prepares meeting information for each Compensation Committee meeting.

Use of Compensation Consultants. The Compensation Committee has in the past engaged compensation consultants to conduct a review and analysis of how the Company’s compensation practices compare with its peer group of companies. However, no compensation consultants were employed by the Company in 2006.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee evaluates and recommends candidates for Company Board positions to the Company Board, and recommends to the Company Board policies on Company Board composition and criteria for Company Board membership. The Nominating and Corporate Governance Committee also recommends to the Company Board, and reviews on a periodic basis, the Company’s succession plan, including policies and principles for selection and succession of the Chief Executive Officer in the event of an emergency or the resignation or retirement of the Company’s Chief Executive Officer. The Nominating and Corporate Governance Committee also reviews the Company’s compliance with NASDAQ corporate governance listing requirements. The members of the Nominating and Corporate Governance Committee are Messrs. Carollo, Laber and Schmücking. Each of the members of the Nominating and Corporate Governance Committee is independent for purposes of the NASDAQ rules as well as the Company’s standards of independence as published on the Company’s website.

Prior to inquiring whether each director is willing to continue in service, the Nominating and Corporate Governance Committee evaluates all directors on an annual basis both for their contribution and participation on the Company Board and each committee for which they serve in order to determine whether to recommend to the Company Board such directors for election at the annual meeting. The Nominating and Corporate Governance Committee considers the following factors in any such evaluation:

•	the appropriate size of the Company Board and its committees;

•	the perceived needs of the Company Board for particular skills, background, and business experience;

•

the relevant skills, background, reputation, and business experience of nominees compared to the skills, background, reputation, and business experience already possessed by other members of the Company Board;

•	nominees’ independence from management;

•	applicable regulatory and listing requirements including independence requirements;

•	the benefits of a constructive working relationship among directors; and

•	the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members.

The Nominating and Corporate Governance Committee’s goal is to assemble a Company Board that brings to the Company a variety of perspectives and skills derived from high quality business and professional experience. Directors should possess the highest personal and professional ethics, integrity, and values, and be committed to representing the best interests of the Company’s shareholders. They must also have an inquisitive and objective perspective and mature judgment. Director candidates must have sufficient time available in the judgment of the Nominating and Corporate Governance Committee to perform all Company Board and committee responsibilities. Company Board members are expected to prepare for, attend, and participate in all Company Board and applicable committee meetings.

Other than the foregoing, there are no stated minimum criteria for director nominees, although the Nominating and Corporate Governance Committee may also consider such other factors as it may deem, from time to time, are in the best interests of the Company and its shareholders. The Nominating and Corporate Governance Committee believes that at least one member of the Company Board should meet the criteria for an “audit committee financial expert” as defined by SEC rules. Under applicable listing requirements, at least a majority of the members of the Company Board must meet the definition of “independent” director. The Nominating and Corporate Governance Committee also believes it appropriate for one or more key members of the Company’s management to participate as members of the Company Board. The Company Board also has designated its chairman, Mr. Carollo, as its “Lead Independent Director”.

The Nominating and Corporate Governance Committee will consider the criteria and policies set forth above in determining if the Company Board requires additional candidates for director. The Nominating and Corporate Governance Committee will consider candidates for directors proposed by directors or management, may poll directors and management for suggestions, or conduct research to identify possible candidates, and may engage, if the Nominating and Corporate Governance Committee believes it is appropriate, a third-party search firm to assist in identifying qualified candidates. All such candidates will be evaluated against the criteria and pursuant to the policies and procedures set forth above. All director nominees, including incumbents, must submit a completed form of directors’ and officers’ questionnaire as part of the nominating process. The evaluation process may also include interviews and additional background and reference checks for non-incumbent nominees at the discretion of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee will also evaluate any recommendation for director nominee proposed by a shareholder, provided that any such recommendation is sent in writing to the Corporate Secretary at 5755 Central Avenue, Boulder, Colorado 80301 at least 120 days prior to the anniversary of the date proxy statements were mailed to shareholders in connection with the prior year’s annual meeting of shareholders, and contain the following information:

•	the candidate’s name, age, contact information and present principal occupation or employment;

•	the number of shares of the Company’s common stock beneficially owned by the candidate; and

•

a description of the candidate’s qualifications, skills, background, and business experience during, at a minimum, the last five years, including his/her principal occupation and employment, and the name and principal business of any corporation or other organization in which the candidate was employed or served as a director.

The Nominating and Corporate Governance Committee will evaluate any candidates recommended by shareholders against the same criteria and pursuant to the same policies and procedures applicable to the evaluation of all other proposed candidates, including incumbents, and will select the nominees that in the Nominating and Corporate Governance Committee’s judgment best suit the needs of the Company Board at that time.

Executive Sessions

Executive sessions of non-employee directors are held periodically at Company Board meetings. The sessions are scheduled and chaired by the Chairman of the Company Board, a non-employee director of Company. Any non-employee director can request that an additional executive session be scheduled.

Director Attendance at Annual Meetings of Shareholders

The Company does not have a formal policy with respect to attendance by Company Board members at the annual meeting of shareholders, but all directors are encouraged to attend, and the Company attempts to coordinate scheduling of its annual meeting of shareholders to accommodate attendance by directors. All directors attended the Company’s 2006 annual meeting of shareholders.

Communications with the Company Board

Shareholders may communicate with any and all Company directors by transmitting correspondence by mail, facsimile, or email, addressed as follows: Board of Directors or individual director, c/o Ernest J. Sampias, Corporate Secretary, 5755 Central Avenue, Boulder, Colorado 80301. The Corporate Secretary will relay all communications to directors absent safety or security issues. Any correspondence relating to accounting, internal controls or auditing matters will be handled in accordance with the Company’s policy regarding accounting complaints and concerns.

Code of Business Conduct and Ethics

The Company Board has adopted a Code of Conduct and Business Ethics (the “Code”) that outlines the principles of legal and ethical business conduct under which the Company does business. The Code, which is applicable to all directors, employees, and officers of the Company, is available on the Company’s website at www.spectralink.com/consumer/company/corporate_governance.jsp. Any substantive amendment or waiver of this Code may be made only by the Company Board upon a recommendation of the Audit Committee, and will be disclosed on the Company’s website.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee has discussed and reviewed the following Compensation Discussion and Analysis, or CD&A, with management. Based on this review, the Compensation Committee recommended to the Company Board that this CD&A be included in this Information Statement.

This CD&A, provides information regarding the compensation program in place for the Company’s chief executive officer, chief financial officer and three other most highly-compensated executive officers during 2006. We refer to these individuals in this Information Statement as the “named executive officers.” This CD&A includes information regarding, among other things, the objectives of the Company’s compensation program, the achievements that the compensation program is designed to reward, the elements of the compensation program (including the reasons why the Company employs each element and how it determines amounts paid) and how each element fits into its overall compensation objectives.

The Compensation Committee operates within the policies established by the Company Board and has the authority to create and approve the executive officer compensation plan. The Compensation Committee administers the Company’s executive compensation programs, monitors corporate performance and its relationship to compensation of executive officers, and makes approves annual adjustments to executive compensation as needed. The members of the Compensation Committee are Carl D. Carman, chairman, Anthony V. Carollo, Jr. and Gerald J. Laber.

Objectives of Our Named Executive Officer Compensation Programs

Our success depends heavily upon the contributions of our key management and technical personnel, whose knowledge, leadership and technical expertise would be difficult to replace. Our executive compensation program is designed to attract and retain individuals with the talents and skills necessary for us to achieve our business plan and to reward those individuals who make that happen. Our fundamental compensation objective is to align compensation for our executives with their contribution to the development and financial success of the Company’s business objectives and performance. We believe that we achieve this objective by first, providing adequate compensation, incentives and awards to attract and retain talented and skilled executives whose contributions are necessary for the long-term success of the Company. Secondly, we achieve our objective by compensating the named executive officer based on both the Company’s performance as well as their own individual performance.

Named Executive Officer Compensation Elements

Compensation packages for our named executive officers are comprised of three primary elements: base salary, which is based on level of responsibility, professional expertise and experience; cash performance bonuses (non-equity incentives), which are directly tied to the Company’s financial performance; and equity awards, which are primarily tied to individual objectives and performance. However, the compensation package for one of our named executive officers who held an interim position from April 10, 2006 to May 15, 2006 consisted of two elements: base salary and cash bonus. The cash bonus for Carolyn A. Smyth, Vice President of Finance and Corporate Controller of the Company, was under a separate bonus arrangement designed for our non-executives that was not reviewed by the Compensation Committee and is tied to individual performance rather than the Company’s performance.

Base Salary

The base salary is intended to provide our named executive officers with a level of cash compensation that reflects the experience, skills, knowledge and responsibilities required of the named executive officers in their roles.

The base salary for each named executive officer is reviewed annually by the Compensation Committee and adjustments are made on the basis of experience and personal performance, taking into account the average salary levels for comparable positions with companies having similar total revenues both within and outside the Company’s industry. The weight given to each of these factors differs from individual to individual, as the Compensation Committee deems appropriate. Each individual’s base pay is positioned relative to their total compensation package, including non-equity incentives and long-term equity compensation incentives. The base salary is designed to be competitive and comparable to the market but leave room for a significant portion of the overall compensation to be tied to personal and Company performance.

The decision of whether or not to adjust base salary from year to year is not only based on an evaluation of personal performance but also relates to cost of living changes and an annual evaluation relative to comparable executive positions in the region and the industry. During 2006, our named executive officers received increases in base salary over 2005 ranging from 0% to 10.6% as a result of an evaluation by the Compensation Committee of the factors discussed above (except for a named executive officer who held an interim position who had a salary increase of 18.8% based on a review by the Chief Executive Officer only).

Non-Equity Incentive Plan Compensation for Named Executive Officers

We believe that executive performance that results in improved Company performance should be rewarded. Our non-equity incentive plan consists of cash bonuses for specific financial metrics. Annual cash (non-equity) incentive awards are intended to reward our named executive officers for the achievement of specific financial metrics that they have the ability to influence. For example, named executive officers that are able to directly influence top line revenue have their cash incentive tied to revenue growth while other named executive officers are only measured based on pre-tax profitability as they have the ability to manage costs and improve efficiency. Two of our named executive officers have cash incentives that are tied to both revenue and pre-tax profitability based on their ability to influence both. The Compensation Committee establishes financial metrics to which the cash incentives should be tied based on the Company’s annual operating plan. The cash incentive for all but one named executive officer is calculated as a percentage of their salary, which is then adjusted based on the percentage achievement of the financial metric targeted. The incentive, as a percentage of salary, ranges from 35% to 70%. Named executive officers whose incentive was strictly based on pre-tax profitability for 2006 did not receive a cash incentive bonus in 2006 as the threshold targets were not achieved, and the Compensation Committee did not exercise its discretion to pay a cash incentive. Based on the achievement of pre-determined revenue targets during 2006, Mr. Kelley, the Company’s EVP, Operations, received a cash incentive of $57,200. In addition, Mr. Madsen, EVP, International, earned a cash incentive of $82,840, which was based on both pre-tax profitability and revenue metrics for KIRK telecom. Ms. Smyth did not receive a non-equity incentive plan bonus in 2006, as described above. The Compensation Committee strives to establish Company financial targets that are both challenging and achievable in order to adequately motivate management while improving shareholder value.

Each year, in the process of establishing the named executive officers performance goals, the Compensation Committee evaluates the prior year financial metrics and the methodology used in setting the cash incentives. The Compensation Committee may from time to time award cash incentive at its discretion even if the Company does not meet the performance goals that were established.

Equity Awards

We believe that equity incentive awards are the best way to create incentives and reward the performance of our named executive officers that improves Company performance and increases shareholder value thereby strengthening the mutual interests between named executive officers and shareholders. By providing equity awards to our named executive officers, they are not only rewarded for past performance but also have long-term incentive to continue to promote the Company’s success.

The Compensation Committee makes discretionary stock option grants and restricted stock awards to named executive officers of the Company based on a number of factors including each named executive officer’s personal performance; criticality of the individual to the future success of the Company; and overall contribution to the Company’s success. The Compensation Committee also grants equity awards to newly hired executive officers as a way of promoting long-term incentive in the Company as the stock awards are earned over a long term period, typically four years. Typically, the size of grants are set at a level that is deemed appropriate to create a meaningful opportunity for stock ownership based upon the named executive officer’s performance, position, potential for future responsibility and promotion, and overall expected contribution to the Company’s success. The Compensation Committee also considers other factors in determining the size of the grant such as the amount of unvested options or restricted stock awards held by the individual from prior grants, the length of time that the employee has been with the Company and the amount of other compensation earned by the named executive officer. The relative weight given to each of these factors varies from individual to individual.

During 2006, there were a total of 455,000 options granted to the named executive officers of the Company under the Company’s 2000 Stock Option Plan. No restricted stock awards were made to any named executive officer under the 2006 Equity Incentive Plan in 2006. The Company’s Chief Executive Officer, Mr. Elms, presented performance reviews of each of the named executive officers (other than himself) who were currently serving as executive officers in February 2006 outlining their performance relative to their 2005 objectives. Based on the information presented by Mr. Elms and other factors discussed earlier, the Compensation Committee granted options in varying amounts from 35,000 to 100,000 with an exercise price of $12.63. The Company also granted 100,000 options with an exercise price of $10.43 to Mr. Sampias, our EVP, Finance and Administration and CFO, upon beginning his employment with the Company. The exercise price of option grants is based on the closing price on the date of grant as approved by the Compensation Committee. For newly hired executive officers, the grant date is based on the first day of employment. In no case is the option grant or exercise price backdated.

Options and restricted stock awards generally vest over four years, subject to acceleration upon certain events if an acquirer does not assume the option plan, and vesting of such options and restricted stock awards are subject to the named executive officer’s continued employment with the Company.

Severance and Change in Control

At the recommendation of the Compensation Committee, on April 12, 2006 the Company entered into a change of control severance agreement (the “Agreement”) with each of John Elms (the Company’s President, Chief Executive Officer and a director), John Kelley (the Company’s Executive Vice President of Operations), and Masood Garahi (the Company’s Executive Vice President of Engineering and Chief Technology Officer). In February 2007, the Company amended the Agreements with each of the above mentioned individuals to clarify the terms of the Agreements with respect to the Section 280G gross-up contained in the Agreement. Effective May 15, 2006, Ernest Sampias, who became the Company’s Executive Vice President of Finance and Administration, Chief Financial Officer, Secretary and Treasurer, entered into a change of control severance agreement that was similar to the Agreement, except that his options could be exercised over a three year period upon a change of control. According to the terms of the Agreement, in the event a change of control of the Company occurs and a named executive officer’s employment is terminated or constructively terminated within twelve months following the change of control, the affected named executive officer’s outstanding options will fully vest and the affected executive will be entitled to twelve months of the affected named executive officer’s annual salary plus the affected named executive officer’s target bonus (which assumes 100% of the target bonus plan is met for the year). Additionally, in the preceding circumstance, such named executive officers will receive benefits until the earlier of one year following termination or the date such executive receives comparable benefits from another employer. Under the Agreement, the Company is obligated to gross-up any tax payments such as Section 280G of the Internal Revenue Code or similar tax provision, if applicable. The Company previously agreed to a change of control provision with Ole Lysgaard Madsen (Executive Vice President, International, and President and Managing Director of KIRK telecom A/S) upon the Company’s acquisition of KIRK telecom A/S on January 3, 2006, under different terms than the Agreement, which terms are set forth in his employment agreement with the Company dated January 3, 2006, as amended January 31, 2007. In 2006, David Rosenthal and Carolyn Smyth were not offered an Agreement.

Income Tax Considerations

Section 162(m) of the Internal Revenue Code limits tax deductions for certain executive compensation over $1,000,000. Certain types of compensation are deductible only if they are performance-based and approved by the shareholders. Stock option grants made under the 2000 Stock Option Plan currently do not meet the requirements for performance-based grants as defined in Section 162(m) and are, therefore, not exempt from the limitations on deductibility. Cash compensation for 2005 for any of our named executive officers was not in excess of $1,000,000 and the Company does not expect cash compensation for 2006 to any of our named executive officers to be more than $1,000,000 or consequently affected by the requirements of Section 162(m). The 2006 Stock Option Plan is designed to meet the requirements of Section 162(m). The Compensation Committee’s present intention is to structure compensation arrangements to maximize the Company’s available deductions consistent with Section 162(m) unless the Compensation Committee reasonably believes that the best interests of the Company and its shareholders will be served by structuring compensation for a given executive officer, or executive officers, differently.

Compensation Determination Process

We determine the appropriate level for each compensation component based in part, but not exclusively, on competitive benchmarking consistent with our recruiting and retention goals, our view of internal equity and consistency, overall company performance and other considerations we deem relevant. To this end, we review a number of executive compensation surveys of similar companies when making a crucial executive officer hiring decision and annually when we review executive compensation. Our Compensation Committee performs a strategic review of our named executive officers’ overall compensation packages on an annual basis to determine whether they provide adequate incentives and motivation and whether they adequately compensate our named executive officers relative to comparable officers in other companies. Our Chief Executive Officer, Mr. Elms, takes an active role in evaluating and providing analysis to the Compensation Committee and typically participates in a portion of each meeting along with our general counsel. Mr. Elms is not present in the meetings whenever a discussion and decisions are taking place that pertain to his own compensation.

In determining the 2006 executive compensation plan, Mr. Elms took an active role in evaluating and presenting the Compensation Committee with a proposal of the 2006 compensation for the executive team serving the Company at the time in February 2006. Mr. Elms presented survey and benchmark information from multiple sources including the AEA survey, Salary.com, Mercer, and Culpepper relating to typical compensation packages offered to executives considering differences such as regional variation, the size of the company and the specific high-technology industry.

Executive Compensation and Related Information

2006 SUMMARY COMPENSATION

The following table sets forth, for the twelve months ended December 31, 2006, the cash compensation earned by or paid to named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total ($)
John H. Elms President and Chief Executive Officer	2006	$318,333	$—		$657,052	$—		$16,623	(2)	$992,008

Ernest J. Sampias (3) Executive Vice President of Finance and Administration, Chief Financial Officer, Secretary and Treasurer	2006	$188,654	$—		$100,998	$—		$5,847	(4)	$295,499

David I. Rosenthal (5) Former Executive Vice President of Finance and Administration, Chief Financial Officer, Secretary and Treasurer	2006	$198,620	$—		$—	$—		$13,415	(2)	$212,035

Carolyn A. Smyth (6) Former Interim Chief Financial Officer, currently Vice President of Finance and Corporate Controller	2006	$144,774	$39,062	(7)	$18,711	$—		$7,440	(4)	$209,987

John A. Kelley Executive Vice President of Operations	2006	$257,917	$—		$136,335	$57,200	(8)	$14,040	(2)	$465,492

Masood Garahi Executive Vice President of Engineering and Chief Technology Officer	2006	$259,167	$—		$368,343	$—		$7,542	(9)	$635,052

Ole Lysgaard Madsen (10) Executive Vice President, International	2006	$252,314	$—		$181,779	$82,840	(8)	$69,786	(11)	$586,719

(1)	The amounts shown in this column are based on the dollar amount recognized for financial statement reporting purposes for the 2006 fiscal year in accordance with SFAS No. 123(R), “Share-Based Payment.” There were two sets of assumptions used to compute the fair value of the stock option amounts shown granted in fiscal year 2006, using the Black-Scholes model, based on a February grant date to all named executive officers with the exception of Mr. Sampias whose option grant date was his start date of May 15, 2006. The assumptions used for all named executive officers with the exception of Mr. Sampias were: weighted average exercise price of $12.63; volatility of 71.9%; expected term of 5.3 years; risk-free rate of 4.8%; and an expected dividend yield of 0.0%. The assumptions used for the grant to Mr. Sampias were: weighted average exercise price of $10.43; volatility of 69.3%; expected term of 5.3 years; risk-free rate of 5.1%; and an expected dividend yield of 0.0%. Assumptions used in the calculation of this amount for options granted during fiscal years ended December 31, 2003, 2004 and 2005 are included in footnote 4 to the Company’s audited financial statements for the fiscal year ended December 31, 2005, which is included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2006. Assumptions used in the calculation of this amount for options granted during fiscal year ended December 31, 2002, are included in footnote 3 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 4, 2005.

(2)	Consists of a 401(k) matching contribution and Company paid premiums for health, dental, life and disability insurance.
(3)	Mr. Sampias became Executive Vice President of Finance and Administration and Chief Financial Officer on May 15, 2006.
(4)	Consists of Company-paid premiums for health, dental, life and disability insurance.
(5)	Mr. Rosenthal resigned as Executive Vice President and Chief Financial Officer on April 10, 2006, but remained with the Company in a non-executive and non-decision making role until September 10, 2006. Included in this salary amount is $108,333 paid pursuant to a five-month severance and release agreement. On September 10, 2006, Mr. Rosenthal forfeited 45,000 stock options granted on February 6, 2006.
(6)	Ms. Smyth served as the Interim Chief Financial Officer from April 10, 2006 until May 15, 2006 and is currently the Vice President of Finance and Corporate Controller.
(7)	Cash bonus earned was based on the achievement of established goals relating to personal performance.
(8)	Non-equity incentive amounts were earned based on the 2006 executive bonus plan.
(9)	Consists of a 401(k) matching contribution and Company-paid premiums for life and disability insurance.
(10)	With the exception of equity compensation, Mr. Madsen’s compensation is denominated in Danish Kroner and has been translated into U.S. Dollars at the average exchange rate for fiscal year 2006 of 5.9 to 1. Mr. Madsen became Executive Vice President, International on January 13, 2006 in connection with the acquisition of KIRK telecom A/S.
(11)	Includes various perquisites paid by the Company including automobile related expenses of $39,011 and retirement plan contributions of $25,232.

2006 GRANTS OF PLAN-BASED AWARDS(1)

The following table sets forth information concerning plan-based grants to the named executive officers during the fiscal year ended December 31, 2006 as well as estimated future payouts under the Company’s incentive plans:

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (2)						All Other Option Awards: Number of Securities Underlying Options (#) (3)	Exercise or Base Price of Option Awards ($/ Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)		Target ($)		Maximum ($)
John H. Elms	2/6/2006	112,000	(4)	224,000	(4)		(5)	100,000	$12.63	809,140
Ernest J. Sampias	5/15/2006	32,813	(6)	65,625	(6)		(5)	100,000	$10.43	641,120
David I. Rosenthal	2/6/2006	45,500	(4)	91,000	(4)		(5)	45,000	$12.63	364,113
Carolyn A. Smyth(11)	—	—		—		—		—	—	—
Masood Garahi	2/6/2006	45,500	(4)	91,000	(4)		(5)	35,000	$12.63	283,199
John A. Kelley	2/6/2006	23,660	(7)	117,000	(7)		(8)	75,000	$12.63	606,855
Ole Lysgaard Madsen	2/6/2006		(9)	83,333	(9)		(10)	100,000	$12.63	809,140

(1)	The awards set forth in the table were granted during the 2006 fiscal year.
(2)	For additional information concerning the 2006 executive bonus targets, see “Compensation Discussion and Analysis.”
(3)	For additional information concerning the vesting schedule and other terms of equity awards granted to the Company’s named executive officers during 2006, see the “Outstanding Equity Awards at Fiscal Year-End” table.

(4)	The Compensation Committee approved target objectives for the 2006 executive bonus plan for Messrs. Elms, Rosenthal and Garahi based on the Company’s 2006 objective for consolidated net income before income taxes, excluding SFAS 123(R) expense. The target award for Mr. Elms represented 70% of his base salary, and for Messrs. Rosenthal and Garahi represented 35% of their base salaries, based on achievement of 100% of such 2006 objective. Achievement of less than 50% of such 2006 objective would result in no incentive payment.
(5)	Pursuant to the terms of the 2006 executive bonus plan, achievement of greater than 100% of the Company’s 2006 objective for consolidated net income before income taxes, excluding SFAS 123(R) expenses, results in additional incentive payment. Accordingly, there was not a maximum stated for potential payments under the 2006 executive bonus plan.
(6)	Pursuant to the terms of his offer letter, Mr. Sampias was given his target objectives under the 2006 executive bonus plan. Mr. Sampias was eligible for a target award of 35% of his base salary, pro-rated from his start date of May 15, 2006. The target of $65,625 was based on achievement of 100% of the Company’s 2006 objective related to consolidated net income before income taxes, excluding SFAS 123(R) expense. Achievement of less than 50% of the Company’s 2006 objective would result in no incentive payment.
(7)	The Compensation Committee approved a target award under the 2006 executive bonus plan for Mr. Kelley of $117,000, or 45% of his base salary, based on achievement of 100% of the Company’s 2006 objectives for consolidated net income before income taxes, excluding SFAS 123(R) expense and service revenue. The $117,000 target award was comprised of $91,000, or 35% of his base salary, based on the 2006 objective for consolidated net income before income taxes, excluding SFAS 123(R) expense and $26,000, or 10% of his base salary, based on the Company’s 2006 objective for service revenue. Achievement of less than 50% of the consolidated net income before income taxes, excluding SFAS 123(R) expense, would result in no incentive payment on the $91,000 of target award, while achievement of less than 91% of the service revenue would result in no incentive payment on the $26,000 of target award.
(8)	Pursuant to the terms of the 2006 executive bonus plan, achievement of greater than 100% of the Company’s 2006 objective for consolidated net income before income taxes, excluding SFAS 123(R) expenses, results in additional incentive payment. Overachievement related to the Company’s 2006 objective for service revenue would result in an additional payment to Mr. Kelley of 1% of base salary for each percentage point of service revenue over the Company’s 2006 objective. Accordingly, there is not a maximum stated for potential payments under the 2006 executive bonus plan.
(9)	The Compensation Committee approved a target award under the 2006 executive bonus plan for Mr. Madsen of $83,333, or 33% of his base salary, based on achievement of 100% of the Company’s 2006 objectives for international sales and KIRK telecom operating income. The $83,333 target award was comprised of 50% based on quarterly achievement of international revenue and 50% on achievement of KIRK telecom operating income. Achievement of less than 50% of the KIRK telecom operating income target would result in no incentive payment on the corresponding target award, while any achievement of the international revenue would result in a pro-rated incentive payment on the corresponding target award.
(10)	Pursuant to the terms of the 2006 executive bonus plan, achievement of greater than 100% of the 2006 objectives results in additional incentive payment. Accordingly, there was not a maximum stated for potential payments under the 2006 executive bonus plan.
(11)	Ms. Smyth served as the interim principal financial officer from April 10, 2006 to May 15, 2006 and was not part of the 2006 executive bonus plan. Ms. Smyth was under a separate bonus arrangement designed for our non-executives that was not reviewed by the Compensation Committee and is tied to individual performance rather than the Company’s performance.

OUTSTANDING EQUITY AWARDS

The following table sets forth information concerning equity awards held by the named executive officers at December 31, 2006:

Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)		Option Expiration Date
John H. Elms	20,000 65,000 65,000 43,125 81,250 24,791 45,833 —	— — — 1,875 18,750 10,209 54,167 100,000	$ $ $ $ $ $ $ $	9.125 10.1875 9.16 8.35 22.00 18.39 16.62 12.63	1/19/2010 2/20/2011 2/6/2012 2/6/2013 9/2/2013 2/6/2014 2/3/2015 2/6/2016

Ernest J. Sampias	—	100,000		$10.43	5/15/2016

David I. Rosenthal(2)	—	—		—	—

Carolyn A. Smyth	1,016 2,159 5,119 7,000 1,381 1,250	— — — — — 3,750	$ $ $ $ $ $	13.91 8.28 18.71 14.60 18.71 12.79	11/14/2011 12/11/2012 12/11/2013 12/7/2014 12/11/2013 12/8/2015

Masood Garahi	29,166 —	70,834 35,000	$ $	12.61 12.63	10/3/2015 2/6/2016

John A. Kelley	75,000 25,000 75,000 —	— — — 75,000	$ $ $ $	18.75 18.39 16.62 12.63	10/20/2013 2/6/2014 2/3/2015 2/6/2016

Ole Lysgaard Madsen	—	100,000		$12.63	2/6/2016

(1)	Each of these awards vests as to one-fourth of the underlying shares on the first anniversary of the grant, and in equal installments monthly thereafter through the fourth anniversary of the grant date. Each of these awards expires 10 years from the date of grant.
(2)	Effective September 10, 2006, Mr. Rosenthal was no longer employed by the Company.

EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

Current Named Executive Officers

Change of Control Agreements between Named Executive Officers and the Company.

The following table sets forth information concerning change of control agreements between the Company and named executive officers:

Name	Position	Date of Agreement
John H. Elms	President and Chief Executive Officer	April 12, 2006, amended and restated on February 7, 2007

John A. Kelley	Executive Vice President, Operations	April 12, 2006, amended and restated on February 7, 2007

Masood Garahi	Executive Vice President, Engineering and Chief Technology Officer	April 12, 2006, amended and restated on February 5, 2007

Ernest J. Sampias	Chief Financial Officer and Executive Vice President, Finance and Administration	May 15, 2006

Ole Lysgaard Madsen	Executive Vice President, International	January 3, 2006, amended on January 31, 2007

These change of control agreements provide that upon the involuntary termination (including resigning for good reason) or termination of such officer’s employment as a result of disability or death within 12 months following a change of control of the Company, such officer will be entitled to (i) severance pay equal to one times the sum of his annual base salary, (ii) 100% of officer’s target annual incentive compensation (including any applicable quarterly incentives assuming 100% achievement), (iii) for the year in which the date of termination occurs, continued coverage under the Company’s health, life, dental and other insurance programs for the 12-month severance pay period, (iv) immediate accelerated vesting of all stock options to purchase Common Stock and any repurchase right of the Company shall lapse with respect to shares of restricted stock held by him at the time of termination and (v) if any of the payments above constitute “parachute payments” within the meaning of 280G of the Internal Revenue Code, then such officer will receive a payment sufficient to pay such excise tax (“280G gross-up payment”) and an additional payment sufficient to pay any Section 280G excise taxes and federal or state income taxes arising from the Section 280G gross-up payment. The Service Agreement entered into by Mr. Madsen provides that in the event of a change of control, Mr. Madsen will receive an additional three (3) months notice prior to the termination of such agreement. The consummation of the Offer and Merger would constitute a change of control under each of these named executive officers’ change of control agreements. The change of control agreement entered into by each of Messrs. Elms, Kelley and Garahi, is substantially similar to the form of the change of control agreement filed as Exhibit (e)(4) to the Schedule 14D-9 filed by the Company on February 20, 2007, and the above description of their change of control agreements is qualified in its entirety by reference to such exhibit which is incorporated herein by reference. The change of control agreement entered into by Mr. Sampias is filed as Exhibit (e)(5) hereto and the above description of his change of control agreement is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference. The employment agreement entered into by Mr. Madsen is filed as Exhibit (e)(6) hereto and the above description of his employment agreement is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

In February 2007, the Company amended the above-mentioned change of control agreements (except for the agreement with each of Mr. Sampias and Mr. Madsen) to clarify the terms of the Section 280G gross-up payment contained in the agreements.

The aggregate potential payments and benefits payable to each of the Company’s named executive officers upon the involuntary termination (including resigning for good reason) or termination of such officers’ employment as a result of disability or death within 12 months following a change of control of the Company, assuming that the employment of such officer terminated on December 31, 2006 are as follows: Mr. Elms, $1,136,396; Mr. Kelley, $449,850; Mr. Garahi, $413,147, Mr. Sampias, $601,069 and Mr. Madsen, $550,265.

Employment Agreements between Named Executive Officers and Polycom.

John H. Elms entered into an offer letter with Polycom dated February 5, 2007 for continued employment for three months following the closing of the Merger between the Company and the Offeror at his current base salary and a bonus in an amount equal to 70% of his base salary, prorated during the continued employment term. The offer letter provides that Mr. Elms acknowledges that during his employment term he will not invoke the involuntary termination for good reason provision in his amended and restated change of control agreement with the Company, dated February 7, 2007. In addition to his current base salary earned during the continued employment term, Mr. Elms will receive a retention bonus in an amount equal to 50% of his daily base salary for every day of service to Parent during the continued employment term. At the end of the employment term or if Parent terminates Mr. Elms’ employment for reasons other than cause prior to the end of the employment term, Mr. Elms will be entitled to benefits similar to the benefits described in his amended and restated change of control agreement with the Company, dated February 7, 2007.

John A. Kelley entered into an offer letter with Polycom dated February 5, 2007 for continued employment through December 31, 2007 at his current base salary and a bonus in an amount equal to 45% of his base salary, prorated during the continued employment term. The offer letter provides that Mr. Kelley acknowledges that during his employment term he will not invoke the involuntary termination for good reason provision in his amended and restated change of control agreement with the Company, dated February 7, 2007. In addition to his current base salary earned during the continued employment term, Mr. Kelley will receive a retention bonus in an amount equal to 50% of daily base salary for every day of service to Parent during the continued employment term. At the end of the employment term or if Parent terminates Mr. Kelley’s employment for reasons other than cause prior to the end of the employment term, Mr. Kelley will be entitled to benefits similar to the benefits described in his amended and restated change of control agreement with the Company, dated February 7, 2007.

Masood Garahi entered into an offer letter with Parent dated February 15, 2007 for continued employment for three months following the closing of the Merger between the Company and the Offeror. The offer letter provides that Mr. Garahi acknowledge that during his employment term he will not invoke the involuntary termination for good reason provision in his amended and restated change of control agreement with the Company, dated February 5, 2007. At the end of the employment term or if Parent terminates Mr. Garahi’s employment for reasons other than cause prior to the end of the employment term, Mr. Garahi will be entitled to benefits similar to the benefits described in his amended and restated change of control agreement with the Company, dated February 5, 2007. In addition to his current base salary earned during the continued employment term, and a bonus in an amount equal to 35% of his base salary, prorated during the continued employment term, Mr. Garahi will earn a bonus in an amount equal to 100% of his daily base salary for every day of service to Parent. Mr. Garahi and Parent expect to sign a Termination of Employment Agreement and Release at the conclusion of Mr. Garahi’s three-month employment term with Parent. The Termination of Employment Agreement and Release contains a non-competition and non-solicitation clause, restricting Mr. Garahi’s ability to provide services to other parties for a one-year period following the termination of his employment with Parent.

Ernest J. Sampias entered into an offer letter with Polycom dated February 5, 2007 for continued employment for three months at his current base salary and a bonus in an amount equal to 35% of his base salary, prorated during the continued employment term, following the closing of the Merger between the Company and the Offeror. The offer letter provides that Mr. Sampias acknowledges that during his employment term he will not invoke the involuntary termination for good reason provision in his change of control agreement with the Company, dated May 15, 2006. In addition to his current base salary earned during the continued employment term, Mr. Sampias will receive a retention bonus in an amount equal to 50% of his daily base salary for every day of service to Parent during the continued employment term. At the end of the employment term or if Parent terminates Mr. Sampias’s employment for reasons other than cause prior to the end of the employment term, Mr. Sampias will be entitled to benefits similar to the benefits described in his change of control agreement with the Company, dated May 15, 2006.

Ole Lysgaard Madsen entered into a Stay-on and Severance Agreement with Parent on February 7, 2007 for continued employment for the three-month period following the closing of the Merger between the Company and the Offeror. Immediately following the close of the Merger, Mr. Madsen will receive 21 months salary in a lump-sum payment. Mr. Madsen agreed to refrain from any competitive activity for twelve months following the three-month period of continued employment. Following the expiration of the additional three-month period, Mr. Madsen’s employment will be terminated. Mr. Madsen had an employment agreement with the Company dated January 3, 2006, as amended, with similar terms.

Former Named Executive Officers

Mr. Rosenthal and Ms. Smyth did not have employment agreements with the Company. Mr. Rosenthal resigned from his executive position on April 10, 2006, but remained with the Company in a non-executive and non-decision making role until September 10, 2006 pursuant to a five-month separation agreement and general release based on his then-current base salary of $260,000. Upon appointment of a new chief financial officer on May 15, 2006, Ms. Smyth resumed her prior role with the Company as a non-executive officer.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Company’s Compensation Committee is currently composed of Messrs. Carman, Carollo, Jr. and Laber. None of the individuals serving on the Compensation Committee is an officer or employee of the Company, nor have any of these individuals served as an officer of the Company at any other time. None of these individuals had any “Related Party Transaction” with the Company of the type required to be disclosed under Item 404 of Regulation S-K. During 2006, no named executive officer of the Company served as a member of the board of directors or compensation committee of any entity that had one or more executive officers serving as a member of the Company Board or the Company’s Compensation Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to beneficial ownership of our Common Stock as of February 7, 2007 for:

•	each person who we know beneficially owns more than 5% of the Common Stock;

•	each of our directors;

•	each named executive officer in the Summary Compensation Table; and

•	all current directors and executive officers as a group.

Beneficial Owner	Shares	Percentage of Outstanding Common Stock
AMVESCAP PLC (1) 30 Finsbury Square London EC2A 1AG England	2,349,651	11.4%

Lord, Abbett & Co. (2) 90 Hudson Street Jersey City, NJ 07302	1,997,145	9.7%

Ronald Juvonen (Downtown Partners) (3) c/o Downtown Associates LLC 674 Unionville Road, Suite 105 Kennet Square, PA 19348	1,057,356	5.1%

Director and Named Executive Officers
Carl D. Carman (4)	126,921	*
Anthony V. Carollo (5)	52,500	*
Gerald J. Laber (6)	64,750	*
Werner Schmücking (7)	58,750	*
John H. Elms (8)	405,821	2.0%
Ernest J. Sampias (9)	15,000	*
David I. Rosenthal	—	*
Carolyn A. Smyth (10)	18,341	*
John A. Kelley (11)	201,014	*
Masood Garahi (12)	47,707	*
Ole Lysgaard Madsen (13)	29,166	*
All current directors and executive officers as a group (12 persons) (14)	1,041,922	5.1%

*	less than 1%
(1)	Based upon a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2007, indicating that AMVESCAP PLC and its subsidiaries AIM Capital Management, Inc. and AIM Funds Management, Inc. (“AMVESCAP”) collectively beneficially own 2,349,651 shares and AMVESCAP has sole voting power and sole dispositive power over all such shares. 2,349,062 of such shares are held by AIM Funds Management, Inc. and 589 of such shares are held by AIM Capital Management, Inc.
(2)	Based upon a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2007, indicating that Lord, Abbett & Co. LLC beneficially owns 1,997,145 shares and has sole voting power of 1,681,837 and sole dispositive power of 1,997,145 with respect to all such shares.
(3)

Based upon a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2007, indicating that Ronald J. Juvonen is deemed to beneficially own 1,057,356 shares and has sole power to vote and direct the disposition with respect to all such shares. The shares are held by Downtown Associates I,

L.P., Downtown Associates II, L.P., Downtown Associates III, L.P. and Downtown Associates V, L.P. Ronald J. Juvonen is the Managing Member of the General Partner of the Downtown funds.
(4)	Includes 53,750 of shares issuable upon exercise of options exercisable as of February 7, 2007, and within 60 days thereafter.
(5)	Includes 47,500 of shares issuable upon exercise of options exercisable as of February 7, 2007, and within 60 days thereafter.
(6)	Includes 58,750 of shares issuable upon exercise of options exercisable as of February 7, 2007, and within 60 days thereafter.
(7)	Includes 58,750 of shares issuable upon exercise of options exercisable as of February 7, 2007, and within 60 days thereafter.
(8)	Includes 395,621 of shares issuable upon exercise of options exercisable as of February 7, 2007, and within 60 days thereafter.
(9)	Includes 0 of shares issuable upon exercise of options exercisable as of February 7, 2007, and within 60 days thereafter.
(10)	Includes 18,341 of shares issuable upon exercise of options exercisable as of February 7, 2007, and within 60 days thereafter.
(11)	Includes 196,875 of shares issuable upon exercise of options exercisable as of February 7, 2007, and within 60 days thereafter.
(12)	Includes 47,707 of shares issuable upon exercise of options exercisable as of February 7, 2007, and within 60 days thereafter.
(13)	Includes 29,166 of shares issuable upon exercise of options exercisable as of February 7, 2007, and within 60 days thereafter.
(14)	Includes 925,626 of shares issuable upon exercise of options exercisable as of February 7, 2007, and within 60 days thereafter.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

At the beginning of each fiscal year, SpectraLink distributes questionnaires to each of its officers and directors. These questionnaires include questions designed to elicit responses with respect to potential related party transactions or relationships. Upon a review of these questionnaires, members of our senior management bring to the attention of the Audit Committee any potential related party transaction or relationship. The Audit Committee then considers whether to approve any related party transaction or relationship in accordance with law. The Audit Committee approves all direct or indirect related-party transactions that do not involve compensation of employees, as evidenced in their charter posted on our website. All officers and directors stockholders are expected to inform representatives of SpectraLink of any potential related party transaction or relationship.

There were no related party transactions in 2006. The Company has adopted provisions in its bylaws that provide for indemnification of its officers and directors and the advancement of expenses for defending a lawsuit to the full extent permitted under Delaware law. In addition, the Company has entered into agreements to indemnify its directors and executive officers. These agreements provide for indemnification of the Company’s directors and executive officers for some types of expenses, including attorney’s fees, judgments, fines, and settlement amounts incurred by persons in any action or proceeding, including any action by or in the right of the Company, arising out of their services as the Company’s director or executive officer. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors and persons who own more than 10% of a registered class of our equity securities to file certain reports regarding ownership of, and transactions in, our securities with the SEC. Such officers, directors and 10% stockholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms that they file.

Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that all filing requirements applicable to our executive officers, directors and more than 10% stockholders were complied with during the fiscal year ended December 31, 2006.

ANNEX II

OPINION OF AVONDALE PARTNERS, LLC

February 6, 2007

Board of Directors

SpectraLink Corporation

5755 Central Avenue

Boulder, Colorado 80301

Gentlemen:

We have acted as financial advisor to the Board of Directors (the “Board”) of SpectraLink Corporation, a Delaware corporation (“SpectraLink” or the “Company”), in connection with the Company’s current intention to enter into an Agreement and Plan of Merger by and among the Company, Polycom, Inc. (“Polycom”) and a wholly-owned subsidiary of Polycom (“Merger Sub”) expected to be dated February 7, 2007 (the “Definitive Merger Agreement”), pursuant to which Merger Sub will commence a tender offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company at a price of $11.75 per share of Common Stock, net to seller in cash (the “Tender Offer”). We have been advised that the Definitive Merger Agreement will provide that, following the completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”) and each outstanding share of Common Stock will be converted into the right to receive $11.75 in cash (other than shares of Common Stock owned by the Company, Polycom or Merger Sub, or any direct or indirect wholly-owned subsidiary of the Company, Polycom or Merger Sub, in each case immediately prior to the effective time of the Merger and shares of Common Stock held by any stockholder of the Company who is entitled to and properly exercises appraisal rights under the General Corporation Law of the State of Delaware). The cash amount per share of Common Stock to be received by the Company’s stockholders pursuant to the Tender Offer or Merger is referred to herein as the “Transaction Consideration.” The Transaction is described more fully in the February 5, 2007 draft of the Merger Agreement (the “Draft Merger Agreement”) that you provided to us. Capitalized terms used but not defined herein have the meanings ascribed to those terms in the Draft Merger Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Common Stock of the Transaction Consideration to be received by such holders from Polycom in the Transaction pursuant to the Definitive Merger Agreement.

In connection with our review of the Transaction, and in arriving at our opinion, we have, among other things:

(1) Reviewed certain of SpectraLink’s publicly available financial statements, including the consolidated financial statements for recent years and certain other relevant financial and operating data made available to us from published sources and by senior management of the Company, including financial forecasts and projected financial data;

(2) Reviewed the Draft Merger Agreement;

(3) Compared the Company from a financial point of view with certain other companies in the Communications Equipment (“CE”) industry that we deemed relevant;

(4) Considered the financial terms, to the extent publicly available, of selected recent business combinations in the CE industry that we deemed to be comparable, in whole or in part, to the Transaction;

(5) Reviewed the financial terms, to the extent publicly available, of certain other transactions we believed to be reasonably comparable to the Transaction;

(6) Interviewed senior management of the Company, certain members of the Board, and outside legal counsel to the Company regarding the Company, its operating history, recent developments and prospects;

(7) Reviewed the trading history of the Common Stock;

(8) Taken into account our assessment of general economic, market, financial and other conditions and our experience in other transactions, as well as our expertise in securities valuation and our knowledge of the CE industry; and

(9) Performed other such analyses and examinations as we have deemed appropriate.

We have not independently verified any of the information concerning the Company considered by us in connection with our review of the Transaction, and, for purposes of the opinion set forth herein, we have assumed and relied upon the accuracy and completeness of all such information. With respect to the internal operating data and financial analyses and forecasts supplied to us, we have assumed that such data, analyses, and forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s senior management as to the recent and likely future performance of the Company, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. Accordingly, we express no opinion with respect to such analyses or forecasts or the assumptions on which they are based. In addition, we have not conducted a physical inspection or appraisal of any of the tangible or intangible assets (including goodwill and intellectual property), properties, or facilities of SpectraLink, and we have undertaken no independent analysis of any pending or threatened litigation, possible unasserted claims or other liabilities (contingent or otherwise) to which the Company or any of its affiliates is a party or may be subject. Additionally, our opinion does not address the merits of the Transaction as compared to alternative transactions or strategies that may be available to the Company, nor does it address the underlying decision of the Board or the Company to proceed with or effect the Transaction. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist on, and can be evaluated as of, the date of this letter. Any change in such conditions would require a reevaluation of this opinion. We express no opinion as to the underlying valuation, future performance or long-term viability of the Company. It should be understood that, although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion.

In connection with our opinion, we have assumed that the Transaction will be consummated on the terms and subject to the conditions described in the Draft Merger Agreement. We also have assumed that all necessary governmental and regulatory approvals and third-party consents will be obtained on terms and conditions that will not have a material adverse effect on SpectraLink and that the Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have also assumed that the Definitive Merger Agreement will not differ materially from the Draft Merger Agreement. Our opinion only addresses the fairness of Transaction Consideration to be paid, from a financial point of view, to the Company’s stockholders and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into by SpectraLink or any other person in connection with the Transaction or otherwise.

Avondale, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, strategic alliances, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We became entitled to a fee upon delivery of our opinion to the Board, which fee is not contingent upon the consummation of the Transaction. In addition, the Company has agreed to pay our reasonable out-of-pocket expenses, whether or not the Transaction is consummated, and to indemnify us for certain liabilities arising out of our engagement. We were engaged to render an opinion and consequently were not requested to and did not participate in any discussions or negotiations relating to the Transaction. In addition, we were not authorized to and did not solicit indications of interest from any third party with respect to the purchase of all or part of SpectraLink. In the ordinary course of its business, Avondale (as a market maker or otherwise) may trade or otherwise effect transactions in the equity securities of the Company, for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities and write research about such securities. In the past, we have provided investment banking and other brokerage services to the Company for which we have received customary fees.

This letter and the opinion stated herein are solely for the use of the Board and may not be reproduced, summarized, excerpted from or otherwise publicly referred to in any manner without our prior written consent. Notwithstanding the foregoing, we hereby consent to the inclusion of the full text of our opinion and a summary thereof in any disclosure document or proxy statement relating to the Transaction that the Company is required to prepare and distribute to its stockholders under applicable federal and state securities laws, provided such summary is approved by us in advance in writing.

We were engaged by the Board to render this opinion in connection with the Board’s discharge of its fiduciary obligations. This letter and the opinion stated herein are not intended to be and do not constitute a recommendation to the Board as to whether or how the Board should vote on the Merger or to any stockholder of the Company as to whether to tender shares of Common Stock pursuant to the Tender Offer and/or as to how to vote in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof and based upon conditions as they currently exist, the Transaction Consideration to be received by the holders of the Common Stock pursuant to the Transaction is fair, from a financial point of view, to such holders.

Sincerely,

/s/ Avondale Partners, LLC
AVONDALE PARTNERS, LLC

ANNEX III

APPRAISAL RIGHTS UNDER THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the

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certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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